   As Filed with the Securities and Exchange Commission on July   , 1997  -
                           Registration No. 0-22541

--------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.   20549

                             --------------------


                                Amendment No. 1
                                      to
                                    FORM 10

                  GENERAL FORM FOR REGISTRATION OF SECURITIES

                      Pursuant to Section 12(b) or (g) of
                      The Securities Exchange Act of 1934

                         MERCRISTO DEVELOPMENTS, INC.
        (Formerly Internet@iDirect.com Inc., formerly MAC Systems Inc.)

           DELAWARE                                     98-0166912
(State or Other Jurisdiction of             (I.R.S. Employer Identification No.)
Incorporation or Organization)

         240 Argyle Avenue,
      Ottawa, Ontario, Canada                            K2P 1B9
(Address of Principal Executive Offices)                (Zip Code)

      Company's telephone number, including area code is (613)-230-9803,
                                (800)-565-6671

                                   Copies to:

                             Jeffrey H. Bowen, Esq.
                            HARTER, SECREST & EMERY
                               700 Midtown Tower
                           Rochester, New York 14604
                                 (716) 232-6500

       Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class               Name of each exchange on which
     to be so registered               each class is to be registered
     -------------------               ------------------------------

            None                                   None
            ----                                   ----

       Securities to be registered pursuant to Section 12(g) of the Act:

                          Common Stock $.001 par value
                                (Title of Class)

--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

ITEM                                                                    Page No.

 1.  BUSINESS................................................................. 1

 2.  FINANCIAL INFORMATION....................................................13

 3.  PROPERTIES...............................................................21

 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT...........22

 5.  DIRECTORS AND EXECUTIVE OFFICERS.........................................23

 6.  EXECUTIVE COMPENSATION...................................................25

 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS...........................26

 8.  LEGAL PROCEEDINGS........................................................27

 9.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY
     AND RELATED STOCKHOLDER MATTERS..........................................28

10.  RECENT SALES OF UNREGISTERED SECURITIES..................................30

11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED..................31

12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS................................32

13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA..............................33

14.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
     AND FINANCIAL DISCLOSURE.................................................35

15.  FINANCIAL STATEMENTS AND EXHIBITS........................................36

SIGNATURE PAGE................................................................37

INDEX TO EXHIBITS.............................................................38

ITEM 1.  BUSINESS


     General Organizational History of the Company
     ---------------------------------------------

     The Company was incorporated in the State of Delaware on January 4, 1996 as MAC Systems Inc. ("MAC") and was initially capitalized with the issuance of 4,090,448 shares of common stock. On or about January 19, 1996, approximately 90% of the 4,090,448 then outstanding shares of common stock of the Company was acquired by Janmur Investments Inc. ("Janmur") on behalf of 84133 Investments Inc. ("84133"), both Janmur and 84133 being owned by a non-citizen and non-resident of the United States. Prior officers and directors of MAC were replaced by persons who had no past relationships with the stockholders, and prior directors and officers of MAC. On January 22, 1996, MAC effected a 20-for-1 reverse split which resulted in 204,719 shares of common stock being outstanding, with approximately 10% continuing to be held by the original stockholders of MAC.

     On or about February 4, 1996, in exchange for 6,000,000 shares of legended common stock of MAC, 84133 transferred to MAC all of the outstanding shares of common stock of 84133's wholly-owned subsidiary, ComputerLink Online Inc. ("ComputerLink"), at exactly the same cash value for which 84133 acquired ComputerLink from the unrelated original founders of ComputerLink on January 1, 1996. ComputerLink, a private Canadian corporation providing Internet access, software, and World Wide Web services thereby became a wholly-owned subsidiary of MAC. The original founders of ComputerLink, in recognition of their technical experience and familiarity with ComputerLink's operations, were retained under management contracts as the senior executive management team and members of the Board of Directors of MAC. In March 1996, MAC changed its name to Internet @ iDirect.com Inc. ("Internet") to reflect more accurately the consolidated operations of MAC and ComputerLink. In June 1996, in exchange for 1,000,000 shares of legended common stock of Internet, Internet acquired Tucows Ltd. ("Tucows"), one of the world's top 5 providers of World Wide Web services, from 84133.

     By agreements executed January 15, 1997, Internet and 84133 rescinded the transactions pursuant to which the Company acquired ComputerLink and Tucows. Contemporaneously with this rescission transaction, all ComputerLink affiliates resigned from Internet's Board of Directors and any offices that they may have held with Internet. There are no ongoing relationships or affiliations between the Company and ComputerLink, Tucows and their shareholders, directors, officers and management. As the acquisition transactions were rescinded, so were the issuances of the 7,000,000 shares of the Company's Common Stock. As a result of these rescission transactions, the Company had no operations and no operating assets.


     The Company - Mercristo Developments, Inc.
     ------------------------------------------


     On or about January 27, 1997, David G. Edwards, principal shareholder and owner of 622291 Ontario Limited ("622291"), a private Canadian company with diversified financial investment/operational interests located in Ottawa, Ontario, Canada, purchased 200,000 shares of the Company's Common Stock from Janmur. By Board of Directors and stockholder action on February 10, 1997, Mr. Edwards, his wife and his brother became the Company's Directors and officers. The new stockholders, officers and Directors have no past relationship with the Company's prior management.

     The Company changed its name from Internet @ iDirect.com Inc. to Mercristo Developments, Inc. on February 10, 1997.


     Effective January 31, 1997, David G. Edwards effected a reorganization of 622291 pursuant to which operations of 622291 other than the Blue Moon Farms breeding and care operations and operations of 622291's wholly-owned subsidiary, Edwards Arabians Inc., were spun off from 622291. Also effective January 31, 1997, 622291 became a wholly-owned subsidiary of a newly-formed Canadian holding company known as Egyptian Arabians Inc. and acquired title to certain real property at 240 Argyle Avenue, Ottawa, Canada. Simultaneous with those transactions, Egyptian Arabians Inc. became a wholly-owned subsidiary of the Company pursuant to the terms and conditions of an Agreement and Plan of Reorganization by and among the Company, Egyptian Arabians Inc. and Egyptian Arabians' sole stockholder. In consideration of the acquisition of Egyptian Arabians, the Company issued to Resi Corp., the sole stockholder of Egyptian Arabians, 8,450,000 shares of the Company's Common Stock.

     The Company has an authorized capitalization of 100,000,000 shares of Common Stock, par value of $.001 US, of which 16,560,519 shares of common stock are issued and outstanding, giving effect to the transactions contemplated by the Agreement and Plan of Reorganization. See "Security Ownership of Certain Beneficial Owners and Management," "Recent Sales of Unregistered Securities" and "Description of Registrant's Securities to be Registered."


     Unless otherwise indicated herein, the information set forth herein assumes the closing of the transactions contemplated by the Agreement and Plan of Reorganization, and all references to the "Registrant" or the "Company" herein include Mercristo Developments, Inc., the Company's wholly-owned subsidiary, Egyptian Arabians Inc., and the direct and indirect wholly-owned subsidiaries of Egyptian Arabians Inc., 622291 Ontario Limited and Edwards Arabians Inc., respectively.

     Corporate Structure
     -------------------


     The Company's corporate structure is as follows:

     Company:
     a Delaware Corporation            Mercristo Developments, Inc.


     Canadian Subsidiary:
     an Ontario Corporation            Egyptian Arabians Inc.
     (100% Subsidiary of
     Mercristo Developments)


     Original Holding Company:
     Includes Blue Moon Farms          622291 Ontario Limited
     operations, and the corporate
     offices at 240 Argyle Avenue,
     Ottawa
     (100% Subsidiary of
     Egyptian Arabians)



     Marketing & Sales:
     (100% Subsidiary of 622291)      Edwards Arabians Inc.


     Overview - Company's Operations
     -------------------------------


     The Company, through its wholly-owned subsidiary, Egyptian Arabians Inc., is a private breeder of Straight Egyptian Arabian horses. Straight Egyptian Arabian horses are the finest and rarest of Arabian horses in the world. Out of an estimated 100 million world general horse population, approximately 6,000 are Straight Egyptian Arabian horses. An Egyptian Arabian horse is a pure-bred Arabian horse that has been bred or that is descended from horses that were bred in Egypt. A Straight Egyptian Arabian horse is an Egyptian Arabian horse whose pedigree is unmixed with other blood-line groups. The characterization "Straight Egyptian" is officially recognized in the Arabian horse arena.


     North America is the world's foremost repository of these highly prized and rare creatures. Egyptian Arabians Inc. is one of five large Canadian farms which are solely dedicated to the breeding of Straight Egyptian Arabian horses. Each of these five farms is independently owned and operates strictly on an arms length basis from one another. The five farms utilize and access semen from a major international organization which currently controls the largest collection of senior, world class Straight Egyptian Arabian stallions available today. In addition, subsidiaries of Egyptian Arabians Inc. have previously purchased semen from other senior stallions which are owned by other independent North American breeders of Straight Egyptian Arabian horses.


     Egyptian Arabians Inc. manages a large private breeding facility for Straight Egyptian Arabian horses, with more than 325 Straight Egyptian Arabian horses under its care and management with approximately 95 mares which will produce foals in 1997. There are a total of 125 mares which are eligible and will be bred in 1997 as well. As a result of the 1997 foaling and breeding activities, it is expected that, by the summer of 1998, Egyptian Arabians Inc. will provide care and management for approximately 380 Straight Egyptian Arabian mares and fillies at its present facilities.


     The Company operates through two subsidiaries of its main Canadian subsidiary - Egyptian Arabians Inc. The two subsidiaries are:

     (a) 622291 Ontario Limited, an Ontario company, located in Addison, Ontario. The Company's Blue Moon Farms operations reside within 622291. Blue Moon Farms is the farm operating facility for the breeding and care of the Straight Egyptian Arabian horses tenanted there.

     (b) Edwards Arabians Inc., an Ontario company, with its head office located at 240 Argyle Avenue, Ottawa, Ontario. Edwards Arabians Inc. is the marketing and sales arm for the Company's Straight Egyptian Arabian horse business.

     The Company, since the inception of its equine business in 1991, has enjoyed strong revenue growth, solid operating margins, and high levels of profitability. See "Financial Information" and "Financial Statements". Management anticipates continued revenue growth. Except for commercial mortgages on its 240 Argyle Avenue, Ottawa, Ontario corporate headquarters, and the Blue Moon Farms facilities, it has no institutional debt or commercial lines of credit.


     In the past five years, the Company has generated revenue principally by
(a) selling Straight Egyptian Arabian horses to investment limited partnerships, other breeders and to individual clients and (b) operating the breeding and care facilities at Blue Moon Farms for the Straight Egyptian Arabian horse assets of the limited partnerships and other individual owners.


     These limited partnerships center around shared ownership by individual clients of world class Straight Egyptian Arabian horses, and utilize various Canadian legislation that exists in the area of farm-loss write-offs, registered savings plans deductions through share ownership in private client owned Canadian corporations, income splitting, and the deductibility of loan servicing interest on investments loans. Additionally, individual clients have also purchased Straight Egyptian Arabian mares in order to take advantage of their breeding potential and the premium prices commanded by Straight Egyptian Arabian horse fillies borne by these mares over an average 15 years breeding life.


     The Company believes that its techniques for artificial insemination, pregnancy care, foaling care, medical care and training are technologically superior to those of other breeders and boarders of Straight Egyptian Arabian horses. Coupled with a work force of approximately 25 highly trained staff and management, these techniques have contributed to the Company's profitability. Continued growth in revenues, tightly engineered cost optimization, and top quality Straight Egyptian Arabian horse breeding rates exceeding 85% (compared to the worldwide industry average of approximately 65% -

70%) have allowed the Company to become a major player in the Straight Egyptian Arabian horse business in the short span of five years.

     The Company, through its subsidiary, Edwards Arabians Inc., is participating in an extensive R&D program with one of North America's leading equine research centers - Guelph University, Guelph, Ontario. This research program will investigate one of the leading causes of death among new born foals, Rhodococcus Equi. The Company hopes that its sponsorship of this program will provide it with access to technology that will reduce the death rate of new born foals and thereby improve the Company's prospects for greater volumes of annual foal production.

     The Blue Moon Farms operation employs approximately 25 staff members and has several local veterinarians on 24 hour call. The actual number of staff at Blue Moon Farms varies with seasonal aspects of the business from 20 to 30 individuals. Staffing at the Company's Blue Moon Farms operations is heaviest during the months of January through September, which months represent a full breeding season, the entire foaling season and the time of year when weather-related work such as fencing, pasture management and haying activities are most commonly undertaken. The months of October, November and December see fewer staff in that the major work load of the operations would have been completed by the end of September. In addition, due to greater operating efficiencies over the past two years, the Company's staff count has remained relatively constant despite annual increases in the number of horses under management or ownership. The entire Straight Egyptian Arabian horse breeding and care system is continuously and carefully monitored, electronically and physically, to ensure maximum productivity of Straight Egyptian Arabian foalings. Leading edge medical and electronic equipment and highly trained staff enable minimization of costs and optimization of Straight Egyptian Arabian horse production output.

     The Company's marketing and sales organization, housed within Edwards Arabians Inc., employs five individuals at its Ottawa, Canada facility.


     It is the Company's objective to become the world's largest private breeder of Straight Egyptian Arabian horses. Management intends to do this through both external growth through acquisitions, primarily in the United States, and internal growth through increased revenue generation and profitability. It has its executive, financial, and marketing offices at 240 Argyle Avenue in Ottawa, Canada, and operates its breeding and equine care facilities at and adjacent to its Blue Moon Farms location in Addison, Ontario, Canada covering 220 acres, currently housing over 325 Straight Egyptian Arabian horses.


     Company's Mission and Strategy
     ------------------------------


     The Company has a primary mission to profitably carry on the business of breeding, raising, showing, exhibiting, and selling Straight Egyptian Arabian horses for the purpose of supporting external and internal growth and returning value to the Company's stockholders. The Company's ultimate goal is to become the largest private breeder of Straight Egyptian Arabian horses in the world. To accomplish this goal, the Company has made major investments in re-engineering the Straight Egyptian Arabian horse breeding and care operations at the Company's Blue Moon Farms facilities in Addison, Ontario, using the most advanced technologies for breeding, maternity care and monitoring, physical security, safety, and medical care.

     Short-Term and Medium-Term Strategies
     -------------------------------------

     The Company's strategy is to improve the Company's position in the Straight-Egyptian Arabian marketplace. In the short term, the Company intends to pursue the following core strategies:

     Complete the re-engineering and modernization of the Company's facilities at Blue Moon Farms.

     Identify potential acquisition targets of North American Straight-Egyptian Arabian horse breeders.

     Establish North American market awareness of the Company and its business.

     Establish market awareness of the Company and its business in select international markets.

     In the medium term, the Company intends to pursue the additional following strategies:

     Fuel external growth by U.S. acquisitions of Straight-Egyptian Arabian horse breeders whose operations will be compatible with those of the Company.

     Establish a Straight Egyptian Arabian horse export market from North America to select international markets.

     Create a niche lifestyle awareness in North America as to the benefits, both social and economic, of participation in the ownership of Straight-Egyptian Arabian horses.

     Although the Company intends to grow through external acquisitions, the Company has no understanding or agreements to make any specific acquisition at this time. In any event, the terms and conditions of any such acquisition would be subject solely to management's discretion.


     The Arabian Horse
      -----------------

     The Arabian horse has the distinction of being the oldest living breed of horse. "Equus Arabicus", one of the four original species of horse, has been identified in modern times as the Arabian horse. While other breeds disappeared or mixed with different breeds, the Arabian remained essentially the same. Although the first recorded history of the Arabian horse was 3,000 years ago, some archaeologists believe the breed existed as long as 40,000 years ago.

     Raised originally in Arabia and adjacent countries and noted for its intelligence, grace and stamina, Arabians have the longest bloodline record of any horse breed and have been bred by the Bedouins in the Near East for three millennia, primarily for use in war because of their endurance. Tomb paintings indicated that Egyptians raised Arabian horses as early as 1580 BC. The Muslim conquests of the sixth and seventh centuries introduced Arabian horses to Europe and many parts of Asia.

     Many of the Arabian horse's characteristics (such as stamina, hardiness and agility) were developed due to the careful breeding practices and harsh lifestyle of the desert Bedouin tribes. The natural culling that occurred because of the strenuous life in the desert was enhanced by careful breeding practices of owners. Because of these breeding practices the Arabian horse is considered to be the most prepotent of all breeds of horses, for its ability in passing on its characteristics to foals.

     For thousands of years, owners bred Arabian horses to own more stock and to pick up the famous Arabian qualities. In fact, the Arabian horse is the genetic predecessor of every light horse breed in existence today. Arabians have been bred with other horses to produce new breeds, including thoroughbreds, standardbreds, quarter horses, lippizaners and national show horses.


     Straight Egyptian Arabian Horses
     --------------------------------


     Straight Egyptian Arabians, which account for approximately 1.0% of all purebred Arabian horses, trace their heritage exclusively to the Arabians which were bred in, or whose bloodline was used as part of, the established breeding programs in Egypt, referred to below. Many Arabian horses in North America and Europe today are Egyptian-related in recognition of the superior qualities of the Straight Egyptian Arabian.


     Straight Egyptian Arabians are considered by breeders to be very prepotent in passing their characteristics on to their foals because of their intense line breeding. The Straight Egyptian Arabian is known for its elegant features. Its dished head, large eyes, arched neck and high tail carriage justify its reputation as the most beautiful of all breeds. Straight Egyptian Arabian horses have a body which is shorter than other breeds, usually a rib and one vertebrae less than a Thoroughbred and two vertebrae in the tail. Colourings are primarily grey, bay and chestnut.

     The Straight Egyptian Arabian horse's natural physical characteristics have contributed to its outstanding performance in today's equine activities. The short, dished head and wide flaring nostrils allow for maximum oxygen intake. The arched neck keeps the windpipe defined and clear to carry air to the lungs. Through careful breeding, strong resilient legs, free of most lameness problems, are more common than in other breeds. Such qualities give the Straight Egyptian Arabian horse superior athleticism and versatility.


     International Markets
     ---------------------


     As the demand for Straight Egyptian Arabian horses has increased, markets have opened up in many parts of the world to meet this demand. Out of the general Arabian horse population of 1 million, and a general world horse population of an estimated 100 million, only approximately 6,000 horses are registered Straight Egyptian Arabians. This exclusivity has helped to support the market value of these horses. See "BUSINESS - The Industry."


     Outside of North America, countries with well developed markets and businesses leading in the breeding and growth of the Straight Egyptian Arabian horse industry include: Sweden, Norway, Germany, Netherlands, Belgium, Spain, Portugal, France, Switzerland, Austria, Hungary, Russia, Poland, Morocco, Egypt, South Africa, Australia, Argentina, Chile, Uruguay, and Brazil.

     North American Markets
     ----------------------


     Arabian horses made their debut in North America during the 1893 Chicago World's Fair, where Bedouins exhibited 29 horses. The breed gradually grew, but it was not until the 1940's that the Arabian horses gained widespread popularity through the advent of horse shows. Some of the best Arabian horses bred throughout the world have been exported to North American breeders over the last 40 years. North American breeders have achieved a reputation as leaders in the preservation, through selective breeding, of purebred Arabian bloodlines.


     After countless centuries, and only in the last 30 to 40 years, North America has achieved the undisputed status as the world guardian and protector of Straight Egyptian Arabian horses in terms of both quality and quantity. North American interest in Straight Egyptian Arabian horses has soared after major wins in the show ring, and consequently as a better understanding was achieved of the pure, refined type and elegance for which these horses were prepotently line-bred. The Pyramid Society was formed in the United States to ensure the strictly controlled perpetuation of this rare genetic pool and to provide valuable outcross bloodlines to other Arabian breeders.

     Several countries maintain their own registration systems for Arabian horses. Registration of Arabians in North America began in 1908, although Arabian horses were imported occasionally to North America during the 18th and 19th centuries. Up to the end of December 1991, all Arabian horses owned in Canada could be registered with either or both the Arabian Horse Registry of America, Inc. (the "AHRA") or the Canadian Arabian Horse Registry (the "CAHR"). Effective January 1992, all Canadian Arabian horses must be registered only with the CAHR as, at the request of the CAHR, the AHRA has ceased to offer its registration services to Canadian owners for foals born in Canada. A breeder usually registers a foal within six months of its birth. The CAHR rules limit registration to one foal per year per mare. Effective January 1, 1991, all foals must be blood-typed as they approach breeding age. The CAHR also maintains records of the blood-type of every Arabian breeding stallion. The particular markings of the horse, including hair whorl location, are recorded on the Certificate of Registration.

     Since neither the CAHR nor the AHRA registers specific bloodlines, the Pyramid Society was formed to establish standards for and act as a record keeper of Straight Egyptian genealogy. An extensive reference handbook of Straight Egyptian Arabian horses is published every four years by the Pyramid Society. The latest reference handbook was published in 1994. The Pyramid Society also holds an annual World Egyptian Event in Lexington, Kentucky. The Egyptian Event includes a stallion exhibition, lectures, halter, performance and futurity competitions for Straight Egyptian Arabian horses and Egyptian-related horses. Horses which are nominated en utero to compete at a future date, usually for a period of three years after nomination, participate in various futurity competitions.


     Canadian breeders of Straight Egyptian Arabian horses consider it desirable that their horses be registered with the CAHR and be confirmed by the Pyramid Society to be Straight Egyptians to ensure recognition and adequate protection of the bloodline. Breeders also seek membership with the International Arabian horse Association located in Westminster, Colorado. This association organizes and operates various Arabian horse shows throughout the year and prescribes ethical standards to be followed by its members.

     The Industry
     ------------

     The major criteria for determining the value of Straight Egyptian Arabian horses are substantially similar to those utilized to determine the value of race horses: pedigree, performance in competition, and the ability to produce marketable foals. The owner of a Straight Egyptian Arabian horse need not bear the costs of training for, or risk the many health hazards involved with, racing in order to derive value. The show arena is equivalent to the race track for a racehorse since the Straight Egyptian Arabian accumulates honors by winning show competitions as opposed to winning races. However, professional Arabian and Straight Egyptian Arabian horse racing is rapidly becoming quite popular.


     Straight Egyptian Arabian horses have become increasingly popular in the last three decades in North America and interest has increased following not only major competitive wins by these horses in the show ring, but also a growing public appreciation of the refinement and elegance of the Straight Egyptian. As previously noted, Straight Egyptian Arabian horses represent approximately 1% of the entire Arabian horse population, and yet Straight Egyptian Arabian horses consistently win 20%-30% of the North American show events. These performance results have generated increased interest in the breeding of Straight Egyptian Arabian horses.


     Arabians are considered to be the one of the fastest growing breeds of all of the major light horse breeds on the North American continent. The American Horse Council of Washington, D.C. has published registration figures indicating that the number of Arabian foals registered in North America has increased from 1,610 in 1960 to 24,578 in 1988, which is approximately four times the rate of growth of the total number of registrations during these years for the major North American light horse breeds. Purebred Arabian horse registrations have declined, however, from their highest levels in the mid-1980's to approximately 13,000 registrations in each of 1994 and 1995.

     Arabians are generally sold either by private agreement or at public auction, often by a sales agent. Due to their rarity and aesthetic qualities, Straight Egyptian Arabian horse foals will normally fetch considerably higher prices than Egyptian-related foals. Also, a filly is usually much more valuable than a colt because of her potential value for breeding. In general, the percentage of live foals born in a group of mares confirmed by a veterinarian as "checked to be in foal" is normally approximately 90% and the usual ratio of colts to fillies is one to one. Generally, breeders evaluate a breeding program on the basis of the number of foals one may expect to be produced by a mare, the reproductive capabilities of fillies so produced and the anticipated selling price of each foal. The anticipated breeding life of an Arabian mare under good management conditions is approximately 15 years. Because the gestation period for horses is eleven months, a mare can carry only one foal a year, assuming that a breeder is utilizing only a direct breeding program for his mares.


     The rarity of Arabians is preserved by the CAHR rules providing for only one foal per year per mare. Subsequent to the 1990 breeding season, the CAHR rules permit the transportation of semen for artificial insemination and the storage of semen. To reduce the risk associated with breeding, some breeders have in recent years employed embryo transfers and artificial insemination. Unlike the standards applicable to the thoroughbred horse industry, regulations regarding Arabian horses permit immediate artificial insemination and embryo transfers, thus reducing the risk of injury to the stallions and reducing the risks for mares associated with breeding, carrying and delivery of foals.

     Company's Primary Sources of Revenues and Income
     ------------------------------------------------

     The Company's primary sources of revenue are:

     (a) Sales of Straight Egyptian Arabian horses to various limited partnerships, offered by Edwards Securities Inc. ("ESI"), acting as the General Partner. ESI is a corporation incorporated under the laws of Ontario and licensed by the Ontario Securities Commission to create, promote, and sell securities. David G. Edwards is indirectly the sole controlling shareholder, Director, and president of ESI. See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS."

     (b)  Sales of Straight Egyptian Arabian horses to individual owners.

     (c)  Sales of Straight Egyptian Arabian horses to other breeders.

     (d) Services related to the breeding and care of Straight Egyptian Arabian horses for the limited partnerships, and for other individuals who choose to utilize the Company's services.


     See "FINANCIAL INFORMATION - Management's Discussion and Analysis."

     In order to maximize the net income that results from these revenue-generating sources, the Company increases margins by optimizing the use of in-house re-engineered processes, which are designed to achieve the maximum breeding rates and foaling rates in the shortest time frames and to minimize the costs related to the breeding and care services provided by the Company at its Blue Moon farm facilities.


     The Company's facilities at Blue Moon Farms have been customized to accommodate the breeding, caring and delivery procedures used at every stage of the Straight Egyptian Arabian horse's productive life. For example, pregnant Straight Egyptian Arabian mares move through a staged sequence and live in different facilities as their pregnancy progresses. At the final stages, the pregnant Straight Egyptian Arabian mare has moved into facilities adjacent to the birthing center and breeding laboratories, so that expert help is at hand. Here, the Straight Egyptian Arabian mare is internally monitored by remote electronics and by wireless alert systems, 24 hours a day, including up to the precise moment that her "water breaks". Use of in-house expertise and state of the art equipment makes the above possible while cutting industry standard costs substantially.



     Competition
     -----------


     Competition is very limited, given the infancy of the modern Straight Egyptian Arabian horse business. There are only a handful of operators who are willing and able to structure and run the Straight Egyptian Arabian horse breeding business like any other high-technology business, using state-of-the-art management and production-line techniques. Although there are numerous horse farms throughout North America that breed and raise Egyptian Arabian horses, only a handfull of farms are devoted exclusively to the breeding and raising of Straight Egyptian Arabian horses. The competitive success of any breeding operation will depend on its ability to produce on a consistent basis Straight

Egyptian Arabian horses that fare well in competitions and on its ability to control costs associated with the breeding of and caring for the horses.

     The Company believes that, by applying to the Straight Egyptian Arabian horse business all the techniques and tools applied to any other high technology business, it has achieved a competitive advantage. The focus has been to achieve a world class quality product (top bred Straight Egyptian Arabian mares), with the highest productivity rates (successful births of Straight Egyptian Arabian fillies), and lowest defects rate (failed inseminations and aborted pregnancies). This combined with Mr. Edwards' successful track record, via ESI, in successfully packaging and marketing the Straight Egyptian Arabian horse product into affordable investment units which clients could buy, has given the Company a competitive advantage.

     The North American and international markets are so large and in such an embryonic growth stage, that there is room for any number of companies engaged in the same business as the Company. The Company anticipates that, as the demand for Straight Egyptian Arabian horses grows, existing horse farms as well as potential new farms will enter the market and place greater emphasis on the breeding and development of Straight Egyptian Arabian horses. As additional farms enter this marketplace, competition will increase, and the Company will need to continue to devote resources to the development and maintenance of facilities and systems that are designed to reduce the costs of breeding and maintaining horses without sacrificing the quality of the horses that are produced through the Company's efforts.



     Risk Factors
     ------------


     The major risk factors that could directly impact the Company's business are as follows:


     . Future, potential infestation of the Company's Straight Egyptian Arabian horses by a yet unknown but assumed deadly equine illness. The Straight Egyptian Arabian horses that are boarded at the Company's Blue Moon Farms facility are fully insured by Lloyds of London, and their immediate value would be recoverable. However, to rebuild the Straight Egyptian Arabian horse herd would take time and, in the interim, ongoing revenue streams from sales of horses would be curtailed, as sales to the limited partnerships and individual purchasers would be interrupted.

     . Future, potential unplanned death or departure of key personnel, specifically David G. Edwards, Patricia L. Edwards, Kenneth A. Edwards, and Stephane Robillard, would adversely impact the business in the near-term. There can be no assurance that the Company would be able to replace any of these individuals. Furthermore, the Company does not carry key man insurance on any of these individuals. See "DIRECTORS AND EXECUTIVE OFFICERS."

     . Future, potential, unanticipated changes in governmental tax laws and tax rulings on individual client's affairs disallowing the farming tax status and associated investment costs/losses deductions for clients of the limited partnerships that purchase the horses from the Company and the deductibility of Straight Egyptian Arabian horse investment interest expense. These changes could make investing by individual clients in the limited partnerships less attractive, and could adversely impact the demand for the Company's horses.

     . Termination of the Company's close association with its four associated Canadian farms could temporarily hamper, in the near-term, the Company's sales. Specifically, if Egyptian Arabians Inc. was ever unable to access semen from senior Straight Egyptian Arabian stallions owned by its current major supplier, it would have to make arrangements to purchase semen from other sources. Semen would then have to be purchased from the owners of other world class senior stallions and any unplanned changes in the supply of semen would be viewed as disruptive but only temporary.

     . A sudden, unforeseen, glut in production of quality Straight Egyptian Arabian horses into the North American markets would drive unit prices down and thus adversely affect gross revenues and net margins.

     . There has been no public market for the Company's Common Stock. There can be no assurance that an active public market will develop or be sustained or that the market price of the Common Stock will not decline below that which is originally quoted by any broker-dealer. Future announcements concerning the Company or its competitors, quarterly variations in operating results, announcements of litigation or changes in earnings estimates by analysts could cause the market price of the Company's Common Stock to fluctuate substantially. These fluctuations, as well as general economic, political and market conditions such as recessions, international instabilities or military conflicts, may materially and adversely affect the market price of the Company's Common Stock.

  ITEM 2.     FINANCIAL INFORMATION


Selected Financial Data/1/
------------------------------------
                                                          Year Ended January 31,
                                                  --------------------------------------
                                         1997        1996         1995          1994         1993
                                      ----------  -----------  -----------  ------------  -----------
STATEMENTS OF OPERATIONS DATA
Revenues
Farm/2/                               $1,844,777  $1,359,411   $1,170,748   $   755,755   $  195,041
Horses/3/                              7,193,258   4,972,268    3,008,893     2,588,228    1,473,231
Interest and Other                       228,930     260,119      316,111       374,329       91,511
                                      ----------  ----------   ----------   -----------   ----------
          Total Revenues              $9,266,965  $6,591,798   $4,495,752   $ 3,718,312   $1,759,783
                                      ----------  ----------   ----------   -----------   ----------

Costs and Expenses
Farm/2/                                  829,609     836,444      691,790       362,109      230,097
Horses/3/                              7,021,527   5,096,700    2,979,873     2,422,143    1,370,180
Marketing and Sales                       53,385      83,163       13,255        19,070       38,841
General and Administrative               335,513     293,925      261,557       130,589      145,117
Depreciation and Amortization             42,915      40,275       32,728        69,028       14,203
Interest Expense                          40,277      47,940       52,414        35,396        8,063
                                      ----------  ----------   ----------   -----------   ----------
          Total Costs and Expenses    $8,323,226  $6,398,442   $4,031,617   $ 3,038,335   $1,806,501
                                      ----------  ----------   ----------   -----------   ----------

Income (Loss) before Taxes            $  943,739  $  193,356   $  464,135   $   679,977   $  (46,718)

Provision for Income Taxes               378,573      64,715      172,652       284,415        6,785
                                      ----------  ----------   ----------   -----------   ----------
Net Income (Loss)                     $  565,166  $  128,641   $  291,483   $   395,562   $  (53,503)
                                      ==========  ==========   ==========   ===========   ==========

                                                            January 31,
                                                            -----------
                                        1997        1996         1995          1994         1993
                                      ----------  ----------   ----------   -----------   ----------
BALANCE SHEET DATA
Working Capital                       $  480,123  $ (602,979)  $ (394,275)  $(1,208,502)  $ (881,467)
Total Assets                           6,658,075   5,833,319    7,865,378     4,118,051    4,509,772
Long-Term Debt, less current
   portion                               319,208     281,716      298,609       165,550      102,414
Stockholders' Equity                  $  920,243  $  430,562   $  317,080   $    37,831   $ (357,731)
-------------------------


/1/The Selected Financial Data presented is the historical data of 622291 Ontario Ltd. for the years ended January 31, 1993 through 1997 which will be the historical data of the Company upon consummation of the reorganization of 622291 with Mercristo Developments, Inc. Factors that affect the comparability of financial data from year to year and for comparable interim periods include timing of the foaling season, demand for investment limited partnerships, unusual horse mortality and illness rates and non-recurring marketing expenses. See "Management's Discussion and Analysis."

/2/Farm revenues and costs and expenses relate to the Company's breeding operations and care of the horses.

/3/Horse revenues and costs and expenses relate to the Company's sale of horses.



Selected Financial Data (cont.)
------------------------------------
                                       Three Months Ended April 30,
                                      ------------------------------
                                           1997            1996
                                      --------------  --------------
                                                (unaudited)
STATEMENTS OF OPERATIONS DATA
Revenues
Farm                                     $  381,148      $  427,034
Horses                                      203,918       1,448,040
Interest and Other                           27,674          64,588
                                         ----------      ----------
          Total Revenues                 $  612,740      $1,939,662
                                         ----------      ----------

Costs and Expenses
Farm                                     $  202,464      $  199,334
Horses                                      400,680       1,600,774
Marketing and Sales                          34,030          27,584
General and Administrative                  182,093         150,282
Depreciation and Amortization                11,963          10,614
Interest Expense                             11,960           4,750
                                         ----------      ----------
          Total Costs and Expenses       $  843,190      $1,993,338
                                         ----------      ----------

Income (Loss) before Taxes               $ (230,450)     $  (53,676)

Provision for Income Taxes                  (92,180)        (21,470)
                                         ----------      ----------
Net Income (Loss)                        $ (138,270)     $  (32,206)
                                         ==========      ==========


                                          April 30,
                                         ----------
                                            1997
                                         ----------
BALANCE SHEET DATA
Working Capital                          $ (162,817)
Total Assets                              4,884,659
Long-Term Debt, less current
   portion                                  593,231
Stockholders' Equity                        751,751


          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations

  Introduction


  As noted elsewhere in this Registration Statement, effective January 31, 1997, David G. Edwards effected a reorganization of 622291 pursuant to which operations of 622291 other than the Blue Moon Farms breeding and care operations and operations of 622291's wholly-owned subsidiary, Edwards Arabians Inc., were spun-off from 622291. Also, pursuant to the terms and conditions of the Agreement and Plan of Reorganization by and among the Company, Egyptian Arabians Inc. and Egyptian Arabians' sole stockholder, Egyptian Arabians Inc. became a wholly-owned subsidiary of the Company effective January 31, 1997. Simultaneous with that transaction, 622291 became a wholly-owned subsidiary of Egyptian Arabians. Accordingly, the following discussion and analysis of financial condition and results of operations is a discussion of the historical financial performance of 622291's operations relating to the Blue Moon Farms operations and the operations of 622291's wholly-owned subsidiary, Edwards Arabians Inc.


  Since the inception of the Company's Canadian operations in 1991, the Company has generated revenue primarily by selling Straight Egyptian Arabian horses to investment limited partnerships and individual investors and by operating the breeding and care facilities at its Blue Moon Farms facilities. Revenues generated by these two activities have remained fairly constant as a percentage of the Company's overall revenues, with sales representing approximately 78% and management fees for the breeding and care of the horses representing approximately 20%. The Company has increased sales primarily as a result of increased levels of investing activities promoted by Edwards Securities Inc. which, in turn, results in a greater number of horses being boarded at the Company's Blue Moon Farms facilities. Sales to limited partnerships have traditionally accounted for approximately 50% of the Company's sales while the balance consists of sales to other farms and individual owners. Revenues from the Company's Blue Moon Farms operations, as those operations relate to the care and maintenance of the horses boarded there, are generated almost entirely (98%) from services rendered to the various limited partnerships that purchase Straight Egyptian Arabians from the Company. The Company continues to believe that the markets outside of Canada represent significant opportunities for the Company. Management intends to allocate greater resources on expanding sales channels and establishing marketing alliances in non-Canadian and international markets.

  The Company recognizes the need to continue to apply technology in a manner that will increase its operating margins. In furtherance of those goals, the Company expects to allocate a greater percentage of its overall revenues to research and development and sales and marketing activities over the next several years.


  The following discussion and analysis of the Company's financial condition and results of operations focuses on the Company's operations and does not include any discussion or analysis with respect to the operations that were spun-off from 622291.

  Results of Operations

  The following table sets forth for the periods indicated the percentages which the selected items in the Company's Consolidated Statements of Operations bear to total revenues:


                                                          Three Months Ended
                                 Year Ended January 31,        April 30
                                 ----------------------  --------------------

                                  1997    1996    1995     1997       1996
                                 ------  ------  ------  ---------  ---------
Revenues
Farm/1/                           19.9%   20.6%   26.0%     62.2%      22.0%
Horses/2/                         77.6%   75.4%   67.0%     33.3%      74.7%
Interest and Other                 2.5%    4.0%    7.0%      4.5%       3.3%

Total Revenues                   100.0%  100.0%  100.0%    100.0%     100.0%
                                 -----   -----   -----     -----      -----

Costs and Expenses
Farm/1/                            9.0%   12.7%   15.4%     33.0%      10.3%
Horses/2/                         75.8%   77.3%   66.3%     65.4%      82.5%
Marketing and Sales                0.6%    1.3%    0.3%      5.6%       1.4%
General and Administrative         3.6%    4.5%    5.8%     29.7%       7.8%
Depreciation and Amortization      0.4%    0.6%    0.7%      2.0%       0.6%
Interest Expense                   0.4%    0.7%    1.2%      2.0%       0.2%
                                 -----   -----   -----     -----      -----

Total Costs and Expenses          89.8%   97.1%   89.7%    137.7%     102.8%
                                 -----   -----   -----     -----      -----

Income Before Taxes               10.2%    2.9%   10.3%    (37.7%)     (2.8%)

Provision for Income Taxes         4.1%    1.0%    3.8%    (15.0%)     (1.1%)
                                 -----   -----   -----     -----      -----

Net Income                         6.1%    1.9%    6.5%    (20.7%)     (1.7%)
                                 =====   =====   =====     =====      =====

---------------------

  /1/ - Farm revenues and costs and expenses relate to the Company's breeding operations and care of the horses.
  /2/ - Horse revenues and costs and expenses relate to the Company's sale of horses.


  The following table sets forth for the periods indicated the number of horses in the Company's inventory and the changes in that inventory. The number of horses in the Company's inventory is significantly less than the number of horses under the Company's care and supervision.


                                                    Three Months
                            Year Ended January 31  Ended April 30
                            ---------------------  --------------
Number of Horses               1997  1996  1995      1997  1996
                               ----  ----  ----      ----  ----
   Beginning Inventory           16    10     5      12    10
   Horses Acquired              115    97    59       3    38
   Horses Sold or Exchanged     119    91    54       7    28
                               ----  ----  ----      --    --
   Ending Inventory              12    16    10       8    20
                               ====  ====  ====      ==    ==


  The range of sales and purchase prices and the average sale and purchase price of horses for all periods were as follows:

                     Range         Average
                ---------------  ------------
Mares           $50,000-$70,000       $68,000
Fillies         $35,000-$45,000       $40,000
Colts:
    Purchase                          $ 7,500
    Sale                         $500 or less

  Three Months Ended April 30, 1997 Compared With Three Months Ended April 30, 1996

  Revenues. Total Revenues for the three months ended April 30, 1997 decreased by $1,326,922 (68.4%) to $612,740 from $1,939,662 for the three months ended
  April 30, 1996. Revenues from breeding and care of horses accounted for $45,886, and the sale of horses accounted for $1,244,122, and interest and other revenues accounted for the remaining $36,914 decrease in revenues. The primary reason for the decrease in revenues from breeding and care of horses was that in 1997, the Company did not care for the horses of one of the farms in Cabreah, the contract for which in the first quarter of 1996 generated approximately $70,000. There were two primary reasons for the large decrease in the revenues generated by the sale of horses. The Company offered an early sales incentive plan with its salesmen to sell horses during the three months ended April 30, 1996. Also, the foaling activity started approximately 30 days later than usual in the three months ended April 30, 1997 due to a decision to use frozen semen which also resulted in a substantially reduced fertilization rate. The Company, in response to this delay, quickly reverted to using fresh semen which has resulted in a much higher fertilization rate. Management expects that this higher fertilization rate will substantially increase the foaling activity for the remainder of the 1997 operating year when compared to the results of the three months ended April 30, 1997.

  Costs and Expenses. Total costs and expenses for the three months ended April 30, 1997 decreased by $1,150,148 (57.7%) to $843,190 from $1,993,338 for the three months ended April 30, 1996. As the Company's horse sales and foaling activity decreased significantly during the three months ended April 30, 1997 as compared to the three months ended April 30, 1996, the Company was able to control the incurring of expenses associated with those activities.

  Marketing and Sales. Marketing and sales expenses for the three months ended April 30, 1997 increased by $6,446 (23.4%) to $34,030 from $27,584 for the three months ended April 30, 1996, which reflects the Company's increased emphasis on marketing activities for the 1997 Operating Year.

  General and Administrative. General and administrative expenses for the three months ended April 30, 1997 increased by $31,811 (21.2%) to $182,093 from $150,282 for the three months ended April 30, 1996. The primary reason for the increase was professional and consulting fees incurred in connection with the recapitalization of the Company.

  Income Taxes. The provision for taxes for the three months ended April 30, 1997 and 1996 is based upon an effective Canadian tax rate of 40.0%.


  Year Ended January 31, 1997 ("1996 Operating Year") Compared With Year Ended January 31, 1996 ("1995 Operating Year")

  Revenues. Total revenues for the 1996 Operating Year increased by $2,675,167 (40.6%) to $9,266,965 from $6,591,798 for the 1995 Operating Year. Revenues from breeding and care of horses accounted for $485,366, and the sale of horses accounted for $2,220,990 of the increase in total revenues during the 1996 Operating Year. The increase in revenues was primarily attributed to the increased level of investment in Straight Egyptian Arabian horses and the corresponding increase in the Company's foaling and breeding activities.
  These increases were offset, in part, by a decrease in interest and other revenue. Interest income and other revenues decreased by $31,189 during the 1996 Operating Year as a result of the continued decline in the use of the Company's resources to support secondary financing of the investment partnerships.


  Costs and Expenses. Total costs and expenses for the 1996 Operating Year increased by $1,924,784 (30.1%) to $8,323,226 from $6,398,442 for the 1995
  Operating Year. Nonetheless, as a percentage of total revenues, costs and expenses decreased to 89.8% in the 1996 Operating Year from 97.1% in the 1995 Operating Year. In the 1996 Operating Year, the Company was beset by several unusual and non-recurring events which contributed to the increase in overall costs and expenses. The Company lost an average of one horse each month during the year due to various causes of death and replacement costs for those horses approximated $300,000. In addition, normal veterinary costs quadrupled due to prolonged illnesses with the Company's colts and fillies. Despite the occurrence of these events, which the Company believes are not indicative of any adverse trends, the Company was able to tightly control its other operating expenses. In response to and in partial resolution of the prolonged illnesses resulting from Rhodococcus Equi, the Company engaged in extensive consultations with veterinarians and professors at the University of Guelph. As previously noted, the Company, through its subsidiary, Edwards Arabians Inc., is currently participating in an extensive research and development study with the University of Guelph to aid in the prevention of Rhodococcus Equi in young foals. The program consists of administering Guelph Plasma and Polymune R and monitoring the foals' fibrinogen levels every two weeks as well as obtaining nasal swabs and trachial aspirations as needed. The Company believes that this will allow the Company to monitor much more closely the impact of this disease on young foals.

  Marketing and Sales. Marketing and sales expenses for the 1996 Operating Year decreased by $29,778 (35.8%) to $53,385 from $83,163 in the 1995 Operating
  Year. Marketing and sales expenses as a percentage of total revenues were .6% in the 1996 Operating Year as compared to 1.3% in the 1995 Operating Year.
  The primary reasons for the decrease were the incurrence in the 1995 Operating Year of costs for new advertising materials promoting sales to limited partnerships and a special one-time sales commission.

  General and Administrative. General and administrative expenses for the 1996 Operating Year increased by $41,588 (14.1%) to $335,513 from $293,925 in the 1995 Operating Year. As a percentage of total revenues, general and administrative expenses were 3.6% in the 1996 Operating Year as compared to 4.5% in the 1995 Operating Year. These expenses increased primarily as the result of salary increases, greater than normal professional fees and office expenses incurred in connection with expanding the business.

  Income Taxes. The provision for income taxes for the 1996 Operating Year is based upon an effective Canadian tax rate of 40.1% as compared with a rate of 33.5% in the 1995 Operating Year. The primary reason for the increase in the effective tax rate was the effect of the Canadian tax brackets based on income levels.


  Year Ended January 31, 1996 ("1995 Operating Year") Compared with Year Ended January 31, 1995 ("1994 Operating Year")

  Revenues. Total revenues for the 1995 Operating Year increased by $2,096,046 (46.6%) to $6,591,798 from $4,495,752 for the 1994 Operating Year. Revenues from breeding and care of horses accounted for $188,663 and the sale of horses accounted for $1,963,375 of the increase in total revenues during the 1995 Operating Year. The increase in revenues was primarily attributed to the increases in the foaling and breeding activities generated by increased investment demand for Straight Egyptian Arabian horses. These increases were offset, in part, by a decrease in interest and other revenue. Interest income and other revenues declined by $55,992 during the 1995 Operating Year as the Company reduced the extent to which it would support secondary financing of the investment partnerships.


  Costs and Expenses. Total costs and expenses for the 1995 Operating Year increased by $2,366,825 (58.7%) to $6,398,442 from $4,031,617 for the 1994
  Operating Year. As a percentage of total revenues, costs and expenses increased to 97.1% in the 1995 Operating Year from 89.7% in the 1994 Operating Year. The increases in the costs and expenses as a percentage of sales were primarily attributable to an unusually large horse purchase in December 1995 in connection with investment partnership demand for horses to take advantage of favorable tax situations, cost associated with the rollover of six investment partnerships and the replacement of certain horses for some of those partnerships and the incurrence of higher than normal insurance replacement costs.

  Marketing and Sales. Marketing and sales expenses for the 1995 Operating Year increased by $69,908 (527.4%) to $83,163 from $13,255 in the 1994 Operating
  Year. Marketing and sales expenses as a percentage of total revenues were 1.3% in the 1995 Operating Year as compared to .3% in the 1994 Operating Year. The primary reasons for the increase were the incurrence in the 1995 Operating Year of costs for new advertising materials promoting sales to limited partnerships and a special one-time sales commission.

  General and Administrative. General and administrative expenses for the 1995 Operating Year increased by $32,368 (12.4%) to $293,925 from $261,557 in the 1994 Operating Year. As a percentage of total revenues, general and administrative expenses were 4.5% in the 1995

  Operating Year as compared to 5.8% in the 1994 Operating Year. The Company continued to expand its business in the 1995 Operating Year and accordingly spent more on salaries, professional fees and office expenses.

  Income Taxes. The provision for income taxes for the 1995 Operating Year is based upon an effective Canadian tax rate of 33.5% as compared with a rate of 37.2% in the 1994 Operating Year. The primary reason for the increase in the effective tax rate was the effect of the Canadian tax brackets based on income levels.


  Liquidity and Capital Resources


  At January 31, 1997, the Company's primary source of liquidity included cash and cash equivalents of $39,462 and open trade credit with vendors of $2,977,875. The Company has not borrowed any moneys from financial institutions for working capital needs with the exception of its commercial mortgages on the construction and improvements to its facilities. The Company improved its working capital during the 1996 Operating Year by $1,083,102 to $480,123 at January 31, 1997 from a negative $602,979 working capital at January 31, 1996. Cash flows from operating activities during the 1996 Operating Year were a negative $1,089,645 which resulted primarily from a significant increase in accounts receivable and a decrease in deferred revenues. Cash flows from investing activities during the 1996 Operating Year were $989,581 which resulted primarily from cash collected from limited partnerships in satisfaction of amounts owed the Company. Also during the 1996 Operating Year, the Company acquired $122,637 in property and equipment. Cash flows from financing activities during the 1996 Operating Year included borrowings on new commercial property of $126,191, repayment of $81,768 on a commercial mortgage and dividend distribution of $83,880.

  The balance sheet at April 30, 1997 shows a decrease in current assets for the three months from $3,536,934 to $1,441,379 and a corresponding decrease in current liabilities from $3,056,811 to $1,604,196 and a decrease in deferred revenues from $1,744,962 to $1,433,081, all compared with those figures at January 31, 1997.

  The Company acquired a building from Resi Corp., a related company, in April, 1997 which is used as corporate offices in Ottawa, Ontario, Canada for $408,265, including the assumption of mortgages with an unpaid principal balance of $327,592.


  Company's Financing Requirements

  The Company has no current need for any externally generated financing to fund its continued operations or to fund continued internal growth. As the Financial Statements show, the Company's business has been profitable, is self-financing, and does not depend on any institutional debt or commercial lines of credit (except for commercial mortgages on the Company's properties).

  ITEM 3.  PROPERTIES

       The Company's principal properties consist of its owned corporate offices in Ottawa, Ontario and its operating farm facilities in Addison, Ontario.

       The Company owns its corporate offices at 240 Argyle Avenue, Ottawa, which offices are encumbered by mortgages with Sun Life Trust Company and a private mortgagee having a total outstanding indebtedness of approximately $328,000 as of January 31, 1997. These facilities house the operations of Edwards Arabians, a wholly-owned subsidiary of 622291, which is a Canadian subsidiary of the Company's subsidiary Egyptian Arabians Inc. The Company's operations with respect to marketing and sales, finance and accounting, as well as its executive offices, are located within this facility.

       The Company's farm operating facilities are located at Addison, Ontario and come under the Blue Moon Farms umbrella of 622291. These facilities cover approximately 220 acres of land, of which 130 acres, including buildings, are owned by the Company and encumbered by a mortgage with the Business Development Bank of Canada having a total outstanding indebtedness of $356,000 as of January 31, 1997, and the remaining 90 acres are adjacent leased farm land.

       The Blue Moon Farms facilities include over 50,000 square feet of building space, covering buildings for vehicles and equipment, the reception center, lodge, meeting facilities for sales staff, brokers, potential investors, agricultural and equine specialists, farm administration offices, farm hospital, quarantine center, breeding center, reproductive and R&D laboratories, R&D barns, main and subsidiary barns with 62 stalls, "in-utero" stalls, foaling stalls, nursery center, training ring, run-in buildings, food storage facilities, exhibition facilities and exercise facilities. The entire complex is protected by high voltage, low amperage electrical fencing. The Blue Moon Farms operations are staffed 24 hours a day with three shifts of trained personnel, and protected from fire hazard by advanced sensor and extinguishing systems.

  ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

       The following table sets forth certain information concerning the beneficial ownership of the Company's Common Stock with respect to (i) each person known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each of the Company's Directors and executive officers, and (iii) all Directors and executive officers as a group. Unless otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares beneficially owned.



                                     Shares Beneficially Owned
 Name and Address                    -------------------------
 of Beneficial Owner              Number               Percentage (1)
 -------------------          -------------------      --------------
 David G. Edwards,            8,650,000 shares(2)         52.23%
 Director, Officer
 240 Argyle Avenue,
 Ottawa, Ontario K2P 1B9

 Patricia L. Edwards,              None                   -
 Director, Officer
 240 Argyle Avenue,
 Ottawa, Ontario K2P 1B9

 Kenneth A. Edwards                None                   -
 Director, Officer
 240 Argyle Avenue,
 Ottawa, Ontario K2P 1B9

 All Directors and executive  8,650,000                   52.23%
 officers as a group
 (3 persons)

  (1) Based on 16,560,519 shares of Common Stock issued and outstanding, which assumes the consummation of the transactions described under "BUSINESS - The Company - Mercristo Developments, Inc."

  (2) Includes 8,450,000 shares of Common Stock owned of record by Resi Corp., a Canadian company of which Mr. Edwards is the sole shareholder and Director, and over which Mr. Edwards has voting and investment power.

  ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

    Information with respect to the Directors, executive officers and certain other key employees of the Company is set forth below:


Name                                  Age     Position
----                                  ---     --------

 David G. Edwards                     49      President; Chief Executive Officer;
                                              Chief Financial Officer,
                                              Vice-President (Marketing & Sales);
                                              Director.

 Patricia L. Edwards                  49      Secretary - Treasurer;
                                              Vice-President (Administration); Director.

 Kenneth A. Edwards                   50      Vice-President (Operations); Director.

 Stephane Robillard                   25      Breeding Manager

 Tina E. Onstein                      26      Farm Manager


     David G. Edwards, the Company's President, is a 1971 graduate of St. Lawrence College, Cornwall, Ontario, Canada, and received his degree in Business Administration, majoring in Marketing. He has 26 years of experience in the Ottawa area as a financial planner, and, since 1988, as a securities broker licensed by the Ontario Securities Commission. As Chairman, President and CEO and director of the ESI Group of companies ("ESI Group" since 1984), Mr. Edwards provides a full range of non-banking investment services.


     The ESI Group includes ESI Financial Planners Inc., ESI Sheltered Investments Corporation, Edwards Securities Inc., ESI Mortgage Brokers Inc., Argyle Insurance Brokers Inc., ESI Investment Funds Ltd., and until recently the Company's Canadian equine Straight Egyptian Arabian horse subsidiaries:
  622291 (including Blue Moon Farms operations), and Edwards Arabians.

     Patricia L. Edwards, the Company's Secretary - Treasurer, is the wife of David G. Edwards. She has had many years of experience in various departments of the Canadian federal and provincial governments such as Transportation, Communications, Finance, Treasury Board, and lastly the Deputy Prime Minister's Office in Ottawa. She is a registered Insurance Broker and President of Argyle Insurance Brokers, one of the companies in the ESI Group. Argyle Insurance concentrates on managing the insurance policies (from Lloyds of London) for several large Canadian equine breeding operations, including the Company's operations, covering multi-million dollar herds of Straight Egyptian Arabian horses. In addition, Argyle Insurance provides insurance for the boating and marine industry throughout Eastern Ontario.

     As Vice President (Administration) for the Company, she is responsible for supervising the strictly controlled Straight Egyptian Arabian horse blood-typing, accurate registration, documentation, liasing with registries in both the United States and Canada, coordinating the presentation of the Company's Straight Egyptian Arabian horses at premier shows across North America, and public and investor relations.

     Kenneth A. Edwards, the brother of David G. Edwards, has had 32 years of extensive experience in all aspects of the Canadian construction business, starting as a licensed electrician, establishing an electrical contracting business, and finally establishing several full service construction companies. In 1989, he joined the ESI Group and managed ESI Developments, completing real estate projects covering commercial office, retail, and industrial projects for local governments.

     As Vice President (Operations), he has been responsible for all construction and property development and management at the Company's Blue Moon Farms facility at Addison, Ontario since its purchase in September 1992. He has been instrumental in constructing one of the world's premier equine breeding and care facility at the Company's Addison location, and continues to oversee all the re-engineering and leading edge improvements in the Company's breeding and care operations.

     Stephane Robillard, the Company's Breeding Manager, has had 8 years of experience in the Straight Egyptian Arabian horse breeding area starting at one of the Company's five Canadian associate farms, where he managed all day to day operations for 50 Straight Egyptian Arabian horses. He was hired as Breeding Manager when the Company's Blue Moon Farms facility opened in 1992. He has successfully completed Straight Egyptian Arabian horse specialized training and education programs at CABREAH International Farms in Texas, Equine Science Program at Colorado State University, Select Breeders Southwest Inc. in Texas, Kemptville College, and private training at the Haines Institute.

     Mr. Robillard is primarily responsible for all aspects of the Company's mission-critical Straight Egyptian Arabian horse breeding operations. He manages a staff of 12, and through the use of leading edge artificial insemination techniques, foaling management and monitoring processes has consistently achieved a conception and delivery rate of over 85% versus the industry average of 65% - 70%. Management believes that this performance leads most farms worldwide and has helped make the Company what management believes is the world's second largest private breeder in the short span of five years.

     Tina E. Onstein, the Company's Farm Manger, has had, since early childhood, significant experience in the equine care business in Europe and Canada. She has won many awards in show competition and trained extensively at facilities in Europe and North America. She is responsible for all farm-management activities at the Company's Blue Moon Farms facility at Addison.

     The Company's Restated Certificate of Incorporation and By-laws provide for limitation of the liability of Directors to the Company and its stockholders, and for indemnification of Directors, officers, employees and agents of the Company, respectively, to the maximum extent permitted by the Delaware General Corporation Law. See "INDEMNIFICATION OF DIRECTORS AND OFFICERS."

  ITEM 6. EXECUTIVE COMPENSATION


     Management expects that, commencing February 1, 1997 and through the fiscal year ending January 31, 1998, none of the officers or directors of the Company will receive cash and cash equivalent remuneration in excess of $60,000. For the salaries paid by the Company during its three most recent fiscal years ended January 31, 1997, see Summary Compensation Table as follows:


                           Summary Compensation Table


Name                                  Operating     Annual      Long-Term     All Other
& Position                              Year     Compensation  Compensation  Compensation
------------------------------------  ---------  ------------  ------------  ------------

David G. Edwards                        1996         None          None          None
President, Chief Executive Officer      1995         None          None          None
Chief Financial Officer,                1994         None          None          None
Vice President (Marketing & Sales)
Director

Patricia L. Edwards                     1996       $29,700         None          None
Secretary - Treasurer,                  1995       $29,100         None          None
Vice President (Admin.)                 1994       $28,400         None          None
Director

Kenneth A. Edwards                      1996       $44,500         None          None
Vice President (Operations)             1995       $43,700         None          None
Director                                1994       $42,600         None          None


      No employee of the Company has a written employment contract with the Company.

      All of the officers and Directors are reimbursed for out-of-pocket expenses incurred in connection with the Company's business. So long as the expenses that are incurred in connection with the Company's business are reasonable in amount and accounted for to the satisfaction of the Board of Directors, there is no set limitation on the amount of expenses which may be incurred.

      At the present time, the Company has no retirement, pension, profit sharing, or similar programs for the benefit of its employees. The Company expects to adopt a stock option plan pursuant to which options can be granted to key employees, officers, directors and consultants of the Company. There are currently no issued or outstanding options, warrants or rights granted to any Director or officer or employee of the Company.

  ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      As noted under Item 1 "BUSINESS", one of the Company's primary sources of revenue is the sale of Straight Egyptian Arabian horses to various limited partnerships offered by Edwards Securities Inc. ("ESI"), which also acts as General Partner of those limited partnerships. ESI is an Ontario corporation of which David G. Edwards is a Director and President and of which he is indirectly the sole controlling shareholder. As General Partner of the limited partnerships, ESI is entitled to participate in the profits and losses of each partnership. Generally, ESI's participation percentage is 1.5% of assets under administration. In addition, ESI receives a 10% marketing commission as compensation in connection with its services as the promoter of the various limited partnerships.


      Since 1990, Mr. Edwards has operated under regulatory approval from the Ontario Securities Commission and Revenue Canada, to develop and deliver, to over 1,000 individual clients, a total of 52 equine-based limited partnerships. All of the eligible horses owned by each of the 52 equine-based limited partnerships have been subsequently managed, cared for and bred at the Company's Blue Moon Farms facilities.


      The Company's revenues from the sale of Straight Egyptian Arabian horses to the limited partnerships developed by ESI are supplemented by the subsequent breeding and care of the Straight Egyptian Arabian horses at the Company's Blue Moon Farms facilities. The Company enters into management agreements with each of the limited partnerships pursuant to which the Company, through its Blue Moon Farms operations, oversees the continual management, care and breeding of the horses owned by the limited partnerships. Approximately 98% of the Company's revenues from the care and maintenance of the horses boarded at the Company's Blue Moon Farms facilities is generated from services rendered to these limited partnerships.

      Resi Corp. ("Resi"), all of the issued and outstanding shares of Common Stock of which are owned by David G. Edwards, owes approximately $600,000 to 622291 as of January 31, 1997. The amount of this debt represents advances that 622291 made to Resi to underwrite operating cash flow shortfalls of Resi. Resi and 622291 have agreed that the aggregate amount of such advances, including any that may be made in the future, will not exceed $1,000,000 and will bear interest at Canadian prime. There is no set repayment schedule, but all unpaid principal and interest will be due and payable on January 31, 2002. Resi has the ability to prepay at any time without penalty.

      The Company purchases its insurance through Argyle Insurance Brokers, one of the companies in the ESI Group. Management believes that the terms and conditions of these insurance purchases are no less favorable to the Company than would have been obtained from unaffiliated third parties.


      Other than as reported in this Item 7, there are no transactions or series of transactions since the beginning of the Company's last fiscal year or any currently proposed transaction or series of similar transactions to which the Company or any of its subsidiaries was or is to be a party in which the amount involved exceeded $60,000 and in which any of the
                                                        ---
  following persons had or will have a direct or indirect material interest:
  Directors, officers, employees, owners of 5% or more of the Company's outstanding securities, promoters, family members.

      There is no indebtedness owed by any of the Company's officers, Directors, or employees to the Company.


  ITEM 8.  LEGAL PROCEEDINGS


      Neither the Company, nor any of its direct and indirect subsidiaries, is a party to any material pending legal proceedings, nor is any of them a party to any routine litigation incidental to the business.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS


      Market Information
      ------------------


      As of date hereof, there is no established public trading market for the Company's Common Stock, the only class of equity securities that the Company has authorized and issued and outstanding. The Company anticipates that its securities will be traded on the NASDAQ Bulletin Board.



      Holders
      -------

      There are approximately 343 stockholders of record of the Common Stock of the Company as of April 15, 1997 per the records of the Company's transfer agent, Olde Monmouth Stock Transfer Company of Atlantic Highlands, New Jersey.


      Dividends
      ---------

      The Company has not declared or paid dividends on its Common Stock during the existence of the Company and its direct and indirect subsidiaries or predecessor companies.

      The Company intends to declare and pay dividends in the future, subject to the Company achieving certain net income levels as established by the Company's Board of Directors. The actual dividend policy applied at the discretion of the Board of Directors will depend on a number of factors including future earnings, working capital requirements, and the cashflow of the Company.


      Outstanding Stock
      -----------------


      Giving effect to the Agreement and Plan of Reorganization, the Company currently has outstanding 16,560,519 shares of Common Stock of which:


     (1) 8,450,000 shares were issued in connection with the Agreement and Plan of Reorganization pursuant to which Egyptian Arabians Inc. became a wholly-owned subsidiary of the Company. The holders of these shares will be entitled to resell them only pursuant to a registration statement under the Securities Act of 1933, as amended (the "Securities Act") or an applicable exemption from registration thereunder such as an exemption provided by Rule 144. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned "restricted securities" for at least one year may, under certain circumstances, resell in any three-month period such number of shares as does not exceed the greater of one percent of the then-outstanding shares or the average weekly trading volume during the four calendar weeks prior to such resale. Rule 144 also permits, under certain circumstances, the resale of shares without any quantity limitation by a person who has satisfied a three-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company. In addition, holding periods of successive non-affiliated owners are aggregated for purposes of determining compliance with these one- and three-year holding period requirements. In addition, the Securities and Exchange Commission has proposed changes to Rule 144 with respect to the volume limitations of Rule 144.

     (2) 204,719 shares of Common Stock are freely transferable and may be resold without further registration under the Securities Act, as such shares were issued in compliance with Rule 504 promulgated under Securities Act and are not "restricted" securities.

     (3) 4,240,000 shares of Common Stock were previously issued to non-U.S. residents in a transaction exempt from the registration requirements of the Securities Act in reliance on Regulation S. The holders of these shares will be entitled to resell them only pursuant to a registration statement under the Securities Act or an applicable exemption from registration thereunder such as that provided by Rule
            144. As these shares were issued in January of 1996, holders of these shares will be entitled to sell them in compliance with Rule 144 once the Company has been subject to the reporting requirements of the Exchange Act for a period of 90 days.

     (4) 3,665,800 shares of Common Stock previously issued are subject to the provisions of Rule 701. Under Rule 701 of the Securities Act, certain persons who are issued shares of Common Stock pursuant to employee benefit plans or consulting or advisory contracts relating to compensation prior to the Company's registration of its Common Stock are entitled to sell such shares 90 days after the effective date of that registration in reliance on Rule 144, without compliance with the public information, volume limitation or notice provisions of Rule 144.

     The availability of shares for sale or actual sales under Rule 144 may have an adverse effect on the market price of the Company's Common Stock. Sales under Rule 144 also could impair the Company's ability to market additional equity securities.

     Although the Company is unable to predict when or to what extent any such securities will be sold or otherwise, the public sale of large blocks of the Company's Common Stock could have a significant effect upon the market price of the Common Stock and upon the Company's ability to sell additional securities publicly.

  ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES


     Since January 4, 1996, the date of its incorporation, the Company has sold the following securities which were not registered under the Securities Act:

       On or about January 4, 1996, as part of the initial capitalization of the Company, 204,719 shares of Common Stock were issued in consideration of the organization expenses of forming the Company, which organization expenses had a value of $4,090. This number of shares reflects the reverse split effective January 26,1996.

       On or about January 26, 1996, 4,240,000 shares of the Company's Common Stock were sold for cash at their par value $0.001 per share, an aggregate of $4,240, to non-U.S. residents in a transaction exempt from the registration requirements of the Securities Act in accordance with Rule 904 of Regulation S promulgated under the Securities Act.

       On or about June 21, 1996, the Company issued an aggregate of 3,665,800 shares of Common Stock to six consultants and an accountant for services valued at an aggregate of $733,160.


       Effective January 31, 1997, the Company issued 8,450,000 shares to Resi Corp. as the consideration for the transaction pursuant to which Egyptian Arabians Inc. will become a wholly-owned subsidiary of the Company.


     The issuances of the securities described above were made in reliance on exemptions from the registration requirements of the Securities Act provided by Section 4(2) of the Securities Act, or by Rules 504, 904 and 701 or by Regulation D promulgated by the Securities and Exchange Commission pursuant to the Securities Act.

  ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

  General.

     The Company's authorized capitalization is 100,000,000 shares of Common Stock, $.001 par value per share, of which 16,560,519 shares are currently issued and outstanding. Holders of shares of Common Stock are entitled to one vote per share on matters to be voted upon by the stockholders, to receive dividends when and if declared by the Board of Directors of the Company, and to share ratably in the assets of the Company legally available for distribution to stockholders in the event of liquidation or dissolution of the Company.

     The Common Stock has no preemptive rights and no subscription, redemption or conversion privileges, nor does it have cumulative voting rights, which mean that the holders of more than one-half of the shares voting for the election of Directors can elect all of the Directors. All of the outstanding shares are fully paid and not liable for further call or assessment. There are no outstanding warrants or options for the purchase of any shares of the Company's Common Stock.

     Olde Monmouth Stock Transfer Company, Inc. at 77 Memorial Parkway, Suite 101, Atlantic Highlands, New Jersey 07716 is the Registrar and Transfer Agent for the Company's Common Stock.

     Certain provisions of the Delaware General Corporation Law ("Delaware Law") and of the Company's Certificate of Incorporation and By-laws, summarized in the following paragraphs, may be considered to have an anti-takeover effect and may delay, deter or prevent a tender offer, proxy contest or other takeover attempt that a stockholder might consider to be such stockholder's best interest, including such an attempt as might result in payment of a premium over the market price of shares held by stockholders.

     Delaware Anti-takeover Law. The Company, as a Delaware corporation, is subject to the provisions of Delaware Law, including Section 203. In general,
  Section 203 prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of transaction in which such person became an interested stockholder unless: (i) prior to such date, the Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or (ii) upon becoming an interested stockholder, the stockholder then owned at least 85% of the voting stock, as defined in Section 203; or (iii) subsequent to such date, the business combination is approved by both the Board of Directors and holders of at least 66 2/3% of the corporation's outstanding voting stock, excluding shares owned by the interested stockholder. For these purposes, the term "business combination" includes mergers, asset sales and other similar transactions with an "interested stockholder." An "interested stockholder" is a person who, together with affiliates and associates, owns (or within the prior three years did own) 15% or more of the corporation's voting stock. Although Section 203 permits a corporation to elect not to be governed by its provisions, the Company to date has not made this election.

     Special Meetings of Stockholders. The Company's By-laws provide that special meetings of stockholders may be called only by the President, by request of a majority of the Board of Directors, or by the Secretary upon the written request of the holders of not less than 25% of the shares of stock outstanding and entitled to vote at the meeting. These provisions may make it more difficult for stockholders to take action opposed by the Board of Directors.


  ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS


     The Company's Restated Certificate of Incorporation (the "Certificate of Incorporation") and By-laws as amended (the "By-laws") provide for limitation of the liability of the Directors to the Company and its stockholders and for indemnification of Directors, officers, employees and agents of the Company, respectively, to the maximum extent permitted by the Delaware General Corporation Law ("Delaware Law").

     The Certificate of Incorporation provides that the Directors are not liable to the Company or its stockholders for monetary damages for breaches of fiduciary duty as a Director, except for liability (i) for any breach of the Director's duty of loyalty to the Company or its stockholders; (ii) for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law; (iii) for dividend payments or stock repurchases in violation of Delaware Law; (iv) for any transaction from which the Director derived any improper personal benefit.

     The By-laws include provisions by which the Company will indemnify its officers and Directors and other persons against expenses, judgments, fines and amounts paid in settlement with respect to threatened, pending or completed suits or proceedings against such persons by reason of serving or having served the Company as officers, Directors or in other capacities, except in relation to matters with respect to which such persons shall be determined not to have acted in good faith, lawfully or in the best interests of the Company. With respect to matters to which the Company's officers, Directors, employees, agents or other representatives are determined to be liable for misconduct or negligence in the performance of their duties, the By-laws provide for indemnification only to the extent that the Company determines that such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company.

  ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

================================================================================

                         Mercristo Developments, Inc.
                           (A Delaware Corporation)
                                      and
                              622291 Ontario Ltd.
                           Ottawa, Ontario - Canada
                                ______________


                               Table of Contents



Independent Auditors' Report..............................................   F-1

Historical Balance Sheets at January 31, 1997 and
1996 and Consolidated Balance Sheet at April 30, 1997.....................   F-3

Historical Statements of Changes in Stockholders'
Equity for the Years Ended January 31, 1997,
1996 and 1995 and Consolidated Statement of Changes
in Stockholders' Equity for the Three Months Ended
April 30, 1997............................................................   F-5

Historical Statements of Operations for the Years
Ended January 31, 1997, 1996 and 1995 and Consolidated
Statements of Operations for the Three Months Ended
April 30, 1997 and 1996...................................................   F-7

Historical Statements of Cash Flows for the Years
Ended January 31, 1997, 1996 and 1995 and  Consolidated
Statements of Cash Flows for the Three Months Ended
April 30, 1997 and 1996...................................................   F-9

Notes to the Financial Statements.........................................  F-11


================================================================================

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE


                                Not applicable.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS


     (a)  Financial Statements and Supplementary Data

             See Item 13.

     (b)  Exhibits

Exhibit No.  Description
-----------  -----------

  2.1 Agreement and Plan of Reorganization by and among Mercristo Developments, Inc., Egyptian Arabians Inc. and Resi Corp.

  2.2        Agreements relating to the Reorganization of 622291 Ontario Limited

  3.1        Restated Certificate of Incorporation

  3.2        Amended and Restated By-laws

  10.1       Mortgage from E.S.I. Holdings Limited to Michael Nurse

  10.2       Mortgage from E.S.I. Holdings Limited to Sun Life Trust Company

  10.3 Loan Agreement from 622291 Ontario Limited to Business Development Bank of Canada

  10.4       Lease between Peter Vanderkloet and Edwards Arabians Inc.

  10.4.1     Addendum to Lease between Peter Vanderkloet and Edwards Arabians
             Inc.

  11         Statement re Computation of Per Share Earnings

  21         Subsidiaries of Mercristo Developments, Inc.

  27         Financial Data Schedule

SIGNATURE PAGE


    Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the Company has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized



                                MERCRISTO DEVELOPMENTS, INC.
                                ----------------------------
                                     (Company)




Date: July 11, 1997             By:      /s/David G. Edwards
                                    -----------------------------
                                     DAVID G. EDWARDS, President

                          Independent Auditors' Report



  To the Board of Directors
   and Stockholders
  Mercristo Developments, Inc.
  (A Delaware Corporation) and
  622291 Ontario Ltd.
  Ottawa, Ontario - Canada


            We have audited the accompanying historical balance sheets of Mercristo Developments, Inc. and 622291 Ontario Ltd. as of January 31, 1997 and 1996, and the related historical statements of changes in stockholders' equity, operations and cash flows for each of the three years in the period ended January 31, 1997. These financial statements are the responsibility of the companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.

            We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


            In our opinion, the historical financial statements referred to above present fairly, in all material respects, the financial position of Mercristo Developments, Inc. and 622291 Ontario Ltd. as of January 31, 1997 and 1996, and the results of each of their operations and each of their cash flows for each of the three years in the period ended January 31, 1997, in conformity with generally accepted accounting principles.



Rochester, New York
April 11, 1997

                          Mercristo Developments, Inc.
                          (A Delaware Corporation) and
                              622291 Ontario Ltd.
                            Ottawa, Ontario - Canada


       Balance Sheets as of January 31, 1997 and 1996 and April 30, 1997

                                               Assets

                                              Historical                          Historical
                                   -------------------------------      ------------------------------
                                       Mercristo          622291          Mercristo          622291
                                     Developments      Ontario Ltd.     Developments      Ontario Ltd.
                                         1997              1997             1996              1996
                                   -------------       ------------     ------------      ------------
Current Assets
--------------
Cash and Cash Equivalents          $         ---       $     39,462     $        ---      $    175,557
Accounts Receivable                          ---          2,797,618              ---         1,153,193
Inventories                                  ---            686,810              ---           464,528
Prepaid Expenses                             ---             13,044              ---             4,369
                                   -------------       ------------     ------------      ------------
  Total Current Assets             $        ---        $  3,536,934     $        ---      $  1,797,647

Due from Partnership                         ---          1,485,275              ---         2,711,824
Due from Related Companies                   ---            629,800              ---           415,224
Property and Equipment - Net of              ---          1,006,066              ---           908,624
 Accumulated Depreciation
Organizational Expense - Net of
 Accumulated Amortization                  3,204                ---            4,022               ---
                                   -------------       ------------     ------------      ------------
  Total Assets                     $       3,204       $  6,658,075     $      4,022      $  5,833,319
  ------------                     =============       ============     ============      ============

                                          Liabilities and Stockholders' Equity
Current Liabilities
-------------------
Accounts Payable and Accrued
 Expenses                          $       2,575       $  3,019,622     $        ---      $  2,364,773
Income Taxes Payable                         ---                ---              ---            11,564
Current Portion of Long Term Debt                            37,189              ---            24,289
                                   -------------       ------------     ------------      ------------
  Total Current Liabilities        $       2,575       $  3,056,811     $        ---      $  2,400,626

Deferred Revenue                             ---          1,744,962              ---         2,525,203
Long Term Debt                               ---            319,208              ---           281,716
Deferred Income Taxes                        ---            616,851              ---           195,212
                                   -------------       ------------     ------------      ------------
  Total Liabilities                $       2,575       $  5,737,832     $        ---      $  5,402,757
  -----------------                =============       ============     ============      ============

Stockholders' Equity
--------------------
 Common Stock:
  $.001 Par; 20,000,000 Shares
   Authorized, 16,560,519 Shares
   Issued and Outstanding          $       8,110       $      2,212     $        204      $      2,212
Additional Paid in Capital               733,380                ---            3,886               ---
Retained Earnings (Deficit)             (740,861)           903,532              (68)          422,246
Foreign Currency Translation
 Adjustment                                  ---             14,499              ---             6,104
                                   -------------       ------------     ------------      ------------
  Total Stockholders' Equity       $         629       $    920,243     $      4,022      $    430,562
  --------------------------       -------------       ------------     ------------      ------------

  Total Liabilities and
  ---------------------
   Stockholders' Equity            $       3,204       $  6,658,075     $      4,022      $  5,833,319
   --------------------            =============       ============     ============      ============

  Consolidated
 April 30, 1997
  (unaudited)
---------------

  $   72,593
     718,622
     379,391
     270,773
---------------
  $1,441,379

   1,466,652
     576,814

   1,396,814

       3,000
---------------
  $4,884,659
===============


  $1,548,656
         ---
      55,540
---------------
  $1,604,196

   1,433,081
     593,231
     502,400
---------------
  $4,132,908
---------------


  $   16,560
         ---
     751,928

     (16,737)
---------------
  $  751,751
---------------
  $4,884,659
===============


The accompanying notes are an integral part of this financial statement and should be read in conjunction therewith.

                          Mercristo Developments, Inc.
                          (A Delaware Corporation) and
                              622291 Ontario Ltd.
                            Ottawa, Ontario - Canada

             Statements of Changes in Stockholders' Equity for the
                  Years Ended January 31, 1997, 1996 and 1995
                   And the Three Months Ended April 30, 1997


                                                                       Mercristo          622291
                                                                     Developments        Ontario
                                                       Shares            1997           Ltd. 1997
                                                     ----------      ------------       ---------
Preferred Stock - No Par;
-------------------------
 Issued at January 31:
 First - Unlimited Shares Authorized                     20,000       $       ---        $        1
 Second - Unlimited Shares Authorized                   380,000               ---             1,911
 Third - Unlimited Shares Authorized                     10,000               ---                75

Common Stock - No Par;
----------------------
 1,000 Shares Authorized; Issued at January 31:
 Class A, Non-Voting                                        180               ---               135
 Class B, Voting at 7 Votes Per Share                        40               ---                30
 Class C, Voting at 6 Votes Per Share                        40               ---                30
 Class D, Voting at 5 Votes Per Share                        40               ---                30
                                                                      -----------        ----------
  Total Capital Stock                                                 $       ---        $    2,212
  Recapitalization                                                            ---            (2,212)
                                                                      -----------        ----------
   Consolidated Balance - April 30                                    $       ---        $      ---
                                                                      ===========        ==========

Common Stock - $.001 Par Value;
-------------------------------
 100,000,000 Shares Authorized; Issued:
 Balance - February 1                                 7,204,719      $      7,204        $      ---
Issuance of Shares in Connection with:
  Initial Capitalization                                    ---               ---               ---
  20 for 1 Reverse Split                                    ---               ---               ---
  Adjustment for Fractional Shares                          ---               ---               ---
  Acquisition (Rescission) of                         7,000,000             7,000
   ComputerLink Online, Inc.
  Tucows Ltd.                                        (7,000,000)           (7,000)
  Private Placement - Reg S                           4,240,000             4,240               ---
  Compensation - Rule 701                             3,665,800             3,666               ---
                                                     ----------       -----------        ----------
Balance - January 31                                  8,110,519       $     8,110        $      ---
Recapitalization                                      8,450,000             8,450               ---
                                                     ----------       -----------        ----------
  Consolidated Balance - April 30                    16,560,519       $    16,560        $      ---
                                                     ==========       ===========        ==========

Additional Paid in Capital
--------------------------
 Balance - February 1,                                                $ 1,288,886        $      ---
 Changes Due to:
  Initial Capitalization                                                      ---               ---
  20 for 1 Reverse Split                                                      ---               ---
  Adjustment for Fractional Shares                                            ---               ---
  Acquisition (Rescission) of
   ComputerLink Online, Inc.                                            1,285,000
  Tucows Ltd.                                                          (1,285,000)
  Private Placement - Reg S                                                   ---               ---
  Compensation - Rule 701                                                 729,494               ---
                                                                      -----------        ----------
 Balance - January 31                                                 $   733,380        $      ---
 Recapitalization                                                        (733,380)              ---
                                                                      -----------        ----------
   Consolidated Balance - April 30                                    $       ---        $      ---
                                                                      ===========        ==========

Retained Earnings (Deficit)
---------------------------
 Balance - February 1                                                 $       (68)       $  422,246
 Net Income (Loss)                                                       (740,793)          565,166
 Dividends                                                                    ---           (83,880)
                                                                      -----------        ----------
 Balance - January 31                                                 $  (740,861)        $ 903,532
Recapitalization                                                        1,631,059          (903,532)
 Net Income (Loss) for the
  Three Months Ended April 30, 1997                                      (138,270)
                                                                      -----------        ----------
    Consolidated Balance - April 30                                   $   751,928        $      ---
                                                                      ===========        ==========

Foreign Currency Translation Adjustment
---------------------------------------
 Balance - February 1                                                 $       ---        $   6,104
 Translation Adjustment During the Year                                       ---            8,395
                                                                      -----------        ----------
 Balance - January 31                                                         ---        $   14,499
 Recapitalization                                                          14,499           (14,499)
 Translation Adjustments                                                  (31,236)
                                                                      -----------        ----------
   Consolidated Balance - April 30                                    $   (16,737)       $      ---
                                                                      ===========        ==========




                  Mercristo         622291                     Mercristo         622291
                Developments     Ontario Ltd.                Developments     Ontario Ltd.
  Shares            1996             1996         Shares         1995             1995
----------      ------------     ------------    --------    ------------     ------------
    20,000        $    ---         $      1        20,000      $    ---         $      1
   380,000             ---            1,911       380,000           ---            1,911
    10,000             ---               75        10,000           ---               75

       180             ---              135           180           ---              135
        40             ---               30            40           ---               30
        40             ---               30            40           ---               30
        40             ---               30            40           ---               30
                  --------         --------                    --------         --------
                  $    ---         $  2,212                    $    ---         $  2,212
                       ---           (2,212)                        ---           (2,212)
                  --------         --------                    --------         --------
                  $    ---         $    ---                    $    ---         $    ---
                  ========         ========                    ========         ========

       ---        $    ---         $    ---           ---           ---         $    ---

 4,090,448           4,090              ---           ---           ---              ---
(3,885,925)         (3,886)             ---           ---           ---              ---
       196             ---              ---           ---           ---              ---
       ---             ---              ---           ---           ---              ---
       ---             ---              ---           ---           ---              ---
----------        --------         --------      --------      --------         --------
   204,719         $   204         $    ---           ---      $    ---         $    ---
       ---             ---              ---           ---           ---              ---
----------        --------         --------      --------      --------         --------
   204,719        $    204         $    ---           ---           ---         $    ---
==========        ========         ========      ========      ========         ========

                  $    ---         $    ---                    $    ---         $    ---

                       ---              ---                         ---              ---
                     3,886              ---                         ---              ---
                       ---              ---                         ---              ---
                       ---              ---                         ---              ---
                       ---              ---                         ---              ---
                  --------         --------                    --------         --------
                  $    ---         $    ---                    $    ---         $    ---

                  --------         --------                    --------         --------

                  $  3,886         $    ---                    $    ---         $    ---
                  ========         ========                    ========         ========

                  $    ---         $303,798                    $    ---         $ 23,612
                       (68)         128,641                         ---          291,483
                       ---          (10,193)                     ---             (11,297)
                  --------         --------                    --------         --------
                  $    (68)        $422,246                    $    ---         $303,798
                       ---              ---                         ---              ---
                  --------         --------                    --------         --------

                  $    (68)        $422,246                    $    ---         $303,298
                  ========         ========                    ========         ========

                  $    ---         $ 11,070                     $   ---         $ 12,007
                       ---           (4,966)                        ---             (937)
                  --------         --------                    --------         --------
                  $    ---         $  6,104                    $    ---         $ 11,070
                       ---              ---                         ---              ---
                  --------         --------                    --------         --------
                  $    ---         $    ---                    $    ---         $    ---
                  ========         ========                    ========         ========


The accompanying notes are an integral part of this financial statement and should be read in conjunction therewith.

                          Mercristo Developments, Inc.
                          (A Delaware Corporation) and
                              622291 Ontario Ltd.
                            Ottawa, Ontario - Canada

                        Statements of Operations for the
            Years Ended January 31, 1997, 1996 and 1995 and for the
                   Three Months Ended April 30, 1997 and 1996

                                                Historical                          Historical
                                     -------------------------------      ------------------------------
                                         Mercristo          622291          Mercristo          622291
                                       Developments      Ontario Ltd.     Developments      Ontario Ltd.
                                           1997              1997             1996              1996
                                     -------------       ------------     ------------      ------------
Revenues
--------
 Farm
  Limited Partnerships                                   $  1,807,900                       $  1,328,145
  Other                                                        36,877                             31,266
 Horses                                        ---                                 ---
  Limited Partnerships                                      3,229,773                          2,053,547
  Other                                                     3,963,485                          2,918,721
Interest                                       ---            224,564              ---           258,254
Other                                          ---              4,366              ---             1,865
                                     -------------       ------------     ------------      ------------
  Total Revenues                     $         ---       $  9,266,965     $        ---      $  6,591,798
                                     -------------       ------------     ------------      ------------

Costs and Expenses
------------------
 Farm                                $         ---       $    829,609     $        ---      $    836,444
 Horses                                        ---          7,021,527              ---         5,096,700
 Marketing and Sales                           ---             53,385              ---            83,163
 General and Administrative                739,975            335,513              ---           293,925
 Depreciation and Amortization                 818             42,915               68            40,270
 Interest Expense                              ---             40,277              ---            47,940
                                     -------------       ------------     ------------      ------------
  Costs and Expenses                 $     740,793       $  8,323,226     $         68      $  6,398,442
                                     -------------       ------------     ------------      ------------

Income (Loss) Before Provision for
 Taxes                               $    (740,793)      $    943,739     $        (68)     $    193,356

Provision for Taxes                  $         ---            378,573              ---            64,715
-------------------                  -------------       ------------     ------------      ------------

Net Income (Loss)                    $    (740,793)      $    565,166     $        (68)     $    128,641
                                     =============       ============     ============      ============



          Historical                     Consolidated
-------------------------------     ------------------------
  Mercristo           622291             (unaudited)
Developments       Ontario Ltd.     April 30,    April 30,
    1995               1995           1997         1996
------------       ------------    ----------    ----------
$        ---       $  1,141,479    $  372,763    $  349,180
         ---             29,269         8,385        77,854

                      1,293,824        91,763       637,138
                      1,715,069       112,155       810,902

         ---            310,567        27,048        56,920
         ---              5,544           626         7,668
------------       ------------    ----------    ----------
$        ---       $  4,495,752    $  612,740    $1,939,662
------------       ------------    ----------    ----------

$        ---       $    691,790    $  202,464    $  199,334
         ---          2,979,873       400,680     1,600,774
         ---             13,255        34,030        27,584
         ---            261,557       182,093       150,282
         ---             32,728        11,963        10,614
         ---             52,414        11,960         4,750
------------       ------------    ----------    ----------
$        ---       $  4,031,617    $  843,190    $1,993,338
------------       ------------    ----------    ----------

$        ---       $    464,135    $ (230,450)   $  (53,676)

         ---            172,652       (92,180)      (21,470)
------------       ------------    ----------    ----------

$        ---       $    291,483    $ (138,270)   $  (32,206)
============       ============    ==========    ==========

The accompanying notes are an integral part of this financial statement and should be read in conjunction therewith.

                          Mercristo Developments, Inc.
                          (A Delaware Corporation) and
                              622291 Ontario Ltd.
                            Ottawa, Ontario - Canada

                        Statements of Cash Flows for the
                  Years Ended January 31, 1997, 1996 and 1995
                         and for the Three Months Ended
                            April 30, 1997 and 1996

                                                             Historical                          Historical
                                                  -------------------------------      ------------------------------
                                                      Mercristo          622291          Mercristo          622291
                                                    Developments      Ontario Ltd.     Developments      Ontario Ltd.
                                                        1997              1997             1996              1996
                                                  -------------       ------------     ------------      ------------
Operating Activities
--------------------
 Net Income (Loss)                                $    (740,793)      $    565,166     $        (68)     $    128,641
 Non-Cash Adjustments:
  Stock Issued for Compensation for Services            737,400                ---             ---                ---
  Depreciation/Amortization                                 818             42,915               68            40,270
  Deferred Revenue                                          ---           (829,490)             ---          (472,860)
  Deferred Income Taxes                                     ---            378,573              ---               ---
 Changes:
  Accounts Receivable                                       ---         (1,333,185)             ---           526,367
  Inventory                                                 ---           (213,223)                             8,737
  Prepaid Expenses                                          ---             (2,227)                            (2,184)
  Accounts Payable                                        2,525            319,980                           (254,056)
  Income Taxes Payable                                       50            (18,154)             ---           (12,046)
                                                  -------------       ------------     ------------      ------------
   Net Cash Flows from Operating Activities       $         ---       $ (1,089,645)    $        ---      $    (37,131)
                                                  -------------       ------------     ------------      ------------

Investing Activities
--------------------
 Acquisition of Fixed Assets                      $         ---       $   (122,637)    $        ---      $   (302,495)
 Due from Partnership                                       ---          1,279,437              ---           425,876
 Due to/from Related Companies                              ---           (167,219)             ---            16,114
                                                  -------------       ------------     ------------      ------------
  Net Cash Flows from Investing Activities        $         ---       $    989,581     $        ---      $    139,495
                                                  -------------       ------------     ------------      ------------

Financing Activities
--------------------
 Dividends                                        $         ---       $    (83,880)    $                 $    (10,193)
 Increase in Long-Term Debt                                 ---            126,191              ---           (24,289)
 Decrease in Long-Term Debt                                 ---            (81,768)             ---               ---
                                                  -------------       ------------     ------------      ------------
 Net Cash Flows from Financing Activities         $         ---       $    (39,457)    $        ---      $    (34,482)
                                                  -------------       ------------     ------------      ------------

Effect of Exchange Rate Changes on Cash and
 Cash Equivalents                                 $         ---       $      3,426     $        ---      $      2,601
                                                  -------------       ------------     ------------      ------------

Increase (Decrease) in Cash and Cash
 Equivalents                                      $         ---       $  (136,095)     $                 $     70,483

Cash and Cash Equivalents - Beginning of Year               ---           175,557               ---           105,074
                                                  -------------       ------------     ------------      ------------

Cash and Cash Equivalents - End of Year           $         ---       $     39,462     $        ---      $    175,557
                                                  =============       ============     ============      ============



          Historical                      Consolidated
-------------------------------      ------------------------
  Mercristo           622291              (unaudited)
Developments       Ontario Ltd.      April 30,     April 30,
    1995               1995            1997          1996
------------       ------------    -----------    -----------
$        ---       $    291,483    $  (138,270)   $   (32,206)

         ---                ---            ---            ---
         ---             32,728         11,963         10,614
         ---            (69,866)      (248,880)      (339,233)
         ---            172,652        (92,180)        17,365

         ---         (1,070,012)     1,977,990        782,133
         ---           (272,335)       282,623       (767,344)
         ---             (2,132)      (258,200)      (161,913)
         ---            653,483     (1,361,945)      (511,038)
         ---             (8,706)           ---         (5,986)
------------       ------------    -----------    -----------
$        ---       $   (272,705)   $   173,101    $(1,007,608)
------------       ------------    -----------    -----------

$        ---       $   (149,793)   $  (439,034)   $   (24,404)
         ---            269,429        (35,001)       763,644
         ---             69,212         30,248        316,544
------------       ------------    -----------    -----------
$        ---       $    188,848    $  (443,787)   $ 1,055,784
------------       ------------    -----------    -----------

$        ---       $    (11,297)   $       ---    $   (17,623)
         ---            166,001        305,242            ---
         ---                ---            ---         (6,124)
------------       ------------    -----------    -----------
$        ---       $    154,704    $   305,242    $   (23,747)
------------       ------------    -----------    -----------

$        ---       $     (2,022)   $    (1,425)   $     1,495
------------       ------------    -----------    -----------

$        ---       $     68,825    $    33,131    $    25,924

         ---             36,249         39,462        175,557
------------       ------------    -----------    -----------
$        ---       $    105,074    $    72,593    $   201,481
============       ============    ===========    ===========

The accompanying notes are an integral part of this financial statement and should be read in conjunction therewith.

                         Mercristo Developments, Inc.
                           (A Delaware Corporation)
                                      and
                              622291 Ontario Ltd.
                           Ottawa, Ontario - Canada

                         Notes to Financial Statements


Note A - Summary of Transaction
-------------------------------


        The consolidated financial statements at April 30, 1997 reflect the Plan of Reorganization, which was effected as of January 31, 1997, pursuant to which Egyptian Arabians Inc. (including directly and indirectly its wholly-owned subsidiaries 622291 Ontario Ltd. and Edwards Arabians Inc.) became a wholly-owned subsidiary of the Company. The business combination is accounted for as a recapitalization.

        Factors that affect the comparability of financial data from year to year and for comparable interim periods include timing of the foaling season, demand for investment limited partnerships, unusual horse mortality and illness rates and non-recurring marketing expenses.

        All references to the "Company" herein include Mercristo Developments, Inc., Egyptian Arabians Inc., and its direct and indirect, wholly-owned subsidiaries 622291 Ontario Ltd. and Edwards Arabians Inc., individually or collectively.

Note B - Nature of Operations and Summary of Significant Accounting Policies
----------------------------------------------------------------------------

      Mercristo Developments, Inc.
      ----------------------------

        The Company was formed on January 4, 1996 as MAC Systems Inc. under the laws of the State of Delaware and began investigating the potential acquisition of another company doing business in the Internet service business. In February 1996, the Company acquired in exchange for 6,000,000 shares of its common stock, ComputerLink Online Inc., a private Canadian corporation providing Internet access, software, and World Wide Web services. In March 1996, the Company changed its name to Internet @ iDirect.com Inc.. In June 1996, the Company acquired in exchange for 1,000,000 shares of its common stock Tucows Ltd., a provider of World Wide Web services. The acquisitions were rescinded on January 15, 1997. As a result of the rescission of these transactions, the Company had no operations and no operating assets as of January 31, 1997. The Company changed its name to Mercristo Developments, Inc. on February 10, 1997. In April 1997, the Company increased its authorized shares of Common Stock from 20,000,000 shares to 100,000,000 shares.

      622291 Ontario Ltd.
      -------------------

        622291 Ontario Ltd. is a private Canadian corporation with diversified financial investment and operational interests located in Ottawa, Ontario, Canada. Effective January 31, 1997, a reorganization was effected pursuant to which all operations of 622291 other than the Blue Moon Farms breeding and care operations and its wholly-owned subsidiary, Edwards Arabians Inc., were spun off from 622291 and 622291 became a wholly-owned subsidiary for a newly formed Canadian corporation named Egyptians Arabians Inc. Egyptian Arabians Inc. is a holding company with no assets or operations. The reorganized company is primarily involved in the breeding and care of Straight Egyptian Arabian horses. Accordingly, the accompanying historical financial statements of 622291 Ontario Ltd. have been restated to reflect the financial position, results of operations and cash flows for all years presented as if the reorganization had occurred at the beginning of the earliest period presented. All significant intercompany transactions have been eliminated.

      Segment Data, Geographic Information and Significant Customers
      --------------------------------------------------------------

        The Company operates in one industry segment and generates revenues primarily in Canada. For all years presented, approximately 50% of the sales of horses are to investment partnerships and 50% to other breeders and individuals. Approximately 98% of the revenues from care and breeding of horses are from investment partnerships and 2% from individuals. The Company has been purchasing and selling the majority of its horses from and to a non-related horse farm. However, the economic dependence on the use of this horse farm has been lessening since the Company has begun purchasing and selling horses to other non-related horse farms.

      Use of Estimates
      ----------------

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Concentrations of Credit Risk
      -----------------------------

        Financial instruments which potentially expose the Company to significant concentrations of credit risk consist principally of bank deposits and accounts receivable. Cash is placed primarily in high quality short-term interest bearing financial instruments. The company performs ongoing credit evaluations of its customers' financial condition and the accounts receivable are secured by the horses.

      Cash and Cash Equivalents
      -------------------------
        Cash and cash equivalents include all highly liquid investments purchased with an original maturity of three months or less.

      Receivables
      -----------


        Receivables from horse sales and breeding and care services are based on contracted prices. The Company performs ongoing credit evaluation of its customers' financial condition and evaluates the collectibility of all receivables maintained. Amounts considered uncollectible are written off when such determination is made and an allowance for accounts doubtful of collection is maintained based upon the expected collectibility.

      Inventories
      -----------

        Horse inventories are stated at the lower of cost (specific identification) or market. Costs of raised horses include proportionate costs of breeding plus the costs of maintenance to maturity. Purchased horses are carried at purchase cost plus costs of maintenance to maturity.

      Property, Equipment and Depreciation
      ------------------------------------
        Property and equipment are stated at cost, less accumulated depreciation computed on the declining balance method over the estimated useful lives as follows:

               Buildings                                25 Years
               Machinery and Equipment                   5 Years
               Automobiles and Trucks                3 - 5 Years
               Furniture and Fixtures                    5 Years

        Renewals and improvements are charged to property accounts. Costs of maintenance and repairs that do not improve or extend asset lives are charged to expense. The cost of property and equipment retired or otherwise disposed of and the related accumulated depreciation are removed from the accounts.

      Long-Lived Assets
      -----------------


        Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. In performing the review for recoverability, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition in determining its fair value. When required, impairment losses on assets to be held and used are recognized based on the difference between the fair value and the carrying amount of the asset and long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

      Deferred Revenues
      -----------------

        Deferred revenues represent amounts received in advance from investment partnerships for horse care services such as boarding, feeding and breeding to be rendered over several years (generally one to three years depending on the partnership). The deferred revenues are recognized as earned and included in income as the services are rendered.

      Income Taxes
      ------------

        The Company accounts for income taxes using the asset and liability approach which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of such assets and liabilities. This method utilizes enacted statutory tax rates in effect for the year in which the temporary differences are expected to reverse and gives immediate effect to changes in income tax rates upon enactment. Deferred tax assets are recognized, net of any valuation allowance, for temporary differences and net operating loss and tax credit carry-forwards.
      Deferred income tax expense represents the change in net deferred asset and liability balances.

      Foreign Currency Translation
      ----------------------------

        Assets and liabilities of the Company's foreign operations are generally translated into U.S. dollars at current exchange rates, and revenues and expenses are translated at average exchange rates for the year. Resulting translation adjustments are reflected as a separate component of stockholders' equity. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

      Interim Results (Unaudited)
      ---------------------------

        The accompanying balance sheet as of April 30, 1997 and the related statements of changes in stockholders' equity, operations and cash flows for the three months ended April 30, 1997 and 1996 are unaudited. In the opinion of management, these financial statements have been prepared on the same basis as the annual audited financial statements and include all adjustments, consisting of only normal recurring adjustments, necessary for the fair presentation of the results of the interim periods.

Note C - Accounts Receivable
----------------------------
       Accounts receivable consisted of the following at January 31, 1997 and 1996:

                                            1997        1996
                                         ----------  ----------
    Due from Investors                   $  875,924  $  828,443
    Partnerships                          1,752,090   3,036,574
    Horses                                1,366,129           _
    Breeding                                288,750           _
                                         ----------  ----------
      Total Accounts Receivable          $4,282,893  $3,865,017

    Less: Amounts - Due Within One Year   2,797,618   1,153,193
    -----                                ----------  ----------
    Amounts - Due After One Year         $1,485,275  $2,711,824
                                         ==========  ==========



        The amounts due from the partnerships represent secondary financing supplied by Edwards Arabians Inc. to allow the partnerships to prepay board and care for those horses. Deferred revenues are amortized monthly as the services are rendered over a period of one to three years depending on the partnership. Interest rates ranging from 8.5% to 10.5% are charged to the partnerships. There are no fixed terms of repayment. The loans are collateralized by the horses purchased by the partnerships. The amounts owed by the partnerships will be fully collected at the date all of their horses have been sold and the partnerships are rolled over into corporations. The anticipated wind-up dates vary between partnerships but are generally one to three years. Prior to the occurrence of these rollovers, the Company evaluates the holdings of a given partnership, focusing on the number of horses and the mix of colts to fillies, in order to support and maintain the investment value of those partnerships. The Company will often take fillies or mares from its existing inventory and exchange them for colts owned by the various investment partnerships. Fillies and mares are much more valuable than colts, and the price differential between the fillies and mares surrendered by the Company and the colts received in exchange is expensed as part of the cost of horses sold.

Note D - Due From Related Companies and Related Party Transactions
------------------------------------------------------------------

        The amounts due from related companies are non-interest bearing advances due from Resi, Corp. and have no fixed repayment schedule as of the date of the financial statements. The terms of related company loans are being renegotiated.

        The Company's primary source of revenue is the sale of Straight Egyptian Arabian horses to various limited partnerships offered by Edwards Securities Inc. which acts as general partner of those limited partnerships. Edwards Securities Inc. is owned by Resi Corp., which is 100% owned by David G. Edwards, the Company's President and Chief Executive Officer. Resi Corp., together with David G. Edwards, owns 52% of the Company's issued and outstanding shares of Common Stock.

        The Company purchases its insurance through Argyle Insurance Brokers, one of the companies owned by Resi Corp. Argyle Insurance Brokers received commissions on the sale of commercial insurance from unrelated insurers.

Note E - Property and Equipment
-------------------------------
       Property and equipment consisted of the following at January 31, 1997 and 1996:

                                                 1997        1996
                                              ----------  ----------
    Farmland and Buildings                    $1,091,882  $  957,093
    Machinery and Equipment                       62,127      51,727
    Automobiles and Trucks                         2,876       5,643
    Furniture and Fixtures                         5,779       5,668
                                              ----------  ----------
      Total Property and Equipment            $1,162,664  $1,020,131
    Less: Amounts - Accumulated Depreciation     156,598     111,507
    -----                                     ----------  ----------
      Net Property and Equipment              $1,006,066  $  908,624
                                              ==========  ==========

        Depreciation expense for the years ended January 31, 1997, 1996 and 1995 was $42,915, $40,270 and $32,728 respectively.


Note F - Accounts Payable and Accrued Expenses
----------------------------------------------
       Accounts payable and accrued expenses consisted of the following at January 31, 1997 and 1996:

                                                      1997        1996
                                                   ----------  ----------
    Horses                                         $2,977,875  $2,246,913
    Other                                              41,747     117,860
                                                   ----------  ----------

      Total Accounts Payable and Accrued Expenses  $3,019,622  $2,364,773
                                                   ==========  ==========


Note G - Long Term Debt
-----------------------
      Long term debt consisted of the following at January 31, 1997 and 1996:

                                                                 1997       1996
                                                               ---------  --------
    Mortgage payable on farmland and buildings bearing          $356,397  $255,038
    interest at 0.70% above the Canadian FBDB's floating
    base rate (7.45% at January 31, 1997), with monthly
    principal payments of $3,100 plus interest, expiring in
    2006.

    Second mortgage payable on farmland and buildings                ---    50,967
    bearing interest at 17.15% with monthly interest            --------  --------
    payments only.

      Total                                                      356,397   306,005
    Less: Current Portion                                         37,189    24,289
    -----                                                       --------  --------
     Long Term Portion                                          $319,208  $281,716
                                                                ========  ========

    As of January 31, 1997, the aggregate maturities of long term debt are as follows:


    1998                                                        $ 37,189
    1999                                                          37,189
    2000                                                          37,189
    2001                                                          37,189
    2002                                                          37,189
    Thereafter                                                   170,452
                                                                --------

      Total                                                     $356,397
                                                                ========

Note H - Income Taxes
---------------------
       The provision for income taxes from continuing operations for the years ended January 31, 1997, 1996 and 1995 were as follows:

                                    1997         1996         1995
                                  --------     ---------    ---------
    Current income taxes payable  $            $            $
                                       ---           ---          ---
    Federal                            ---           ---          ---
    State                              ---           ---          ---
    Canadian                           ---        11,564          ---
                                  --------     ---------    ---------
      Total Current Provision     $    ---     $  11,564    $     ---

    Deferred provision
    Canadian                       378,573         53,151      172,652
                                  --------     ----------    ---------

      Total Provision             $378,573     $   64,715   $  172,652
                                  ========     ==========   ==========

       The provision for deferred income taxes for the years ended January 31, 1997, 1996 and 1995 were as follows:

                                   1997       1996       1995
                                 --------   --------   ---------
    Revenue Recognition Methods  $191,404   $110,009   $(179,159)
    Inventory Items                81,025     (1,747)    103,487
    Payable and Accrued Items     121,592    (50,811)    248,324
    Other                         (15,448)    (4,300)        ---
                                 --------   --------   ---------
      Total Deferred Provision   $378,573   $ 53,151   $ 172,652
                                 ========   ========   =========

       The provisions for income taxes from continuing operations differ from those computed using statutory tax rates as follows:

                                   1997       1996       1995
                                 --------   --------   --------
Statutory Tax Rate                   44.6%      44.6%      44.6%
Effect of Tax Brackets               (4.7%)    (11.2%)     (7.7%)
Nondeductible and Other                .2%        .1%        .3%
                                 --------   --------   --------
  Total Provision for Taxes          40.1%      33.5%      37.2%
                                 ========   ========   ========

       The Company's net deferred income tax liability as of January 31, 1997 and 1996 consists of the following:


                                   1997         1996
                                ----------   ----------
Deferred Tax Liabilities
  Revenue Recognition Methods    $1,489,582  $  908,015
  Inventory Items                   274,725     185,811
Deferrred Tax Assets Payable
  and Accrued Items and Other   ($1,147,456)   (898,614)
                                -----------  ----------
Net Deferred Tax Liability       $  616,851  $  195,212
                                ===========  ==========

Note I - Other Matters
----------------------

        The Canadian income tax authorities are presently reviewing the farming tax status and associated investment losses for some of the individuals in limited investment partnerships which previously purchased horses from the company. Denial of some of these losses by the tax authorities might make investing in the limited partnership less attractive and could adversely impact the demand for the company's horses. Should an adverse condition result from this, management would work vigorously to restructure the limited partnerships in accordance with any revisions to the tax code and/or would seek other sources for the sale of its horses.

        The Canadian sales tax authorities are currently reviewing certain input tax credits claimed by some of the investment limited partnerships and the corporations that acquired partnership assets in roll-up transactions which allowed the Company to offset the sales tax it collected against the sales tax paid by those entities. Management is of the opinion that the outcome of this review is presently not determinable. However, if an adverse decision is rendered, there would be no economic impact on the Company's financial position, since any liability is that of the investment limited partnerships and corporations.

                                 EXHIBIT INDEX



Exhibit No.             Description                                Page No.
-----------             -----------                                --------


   *2.1 Agreement and Plan of Reorganization by and among Mercristo Developments, Inc., Egyptian Arabians Inc.
            and Resi Corp.

   *2.2     Agreements relating to the Reorganization of 622291
            Ontario Limited

   *3.1     Restated Certificate of Incorporation

   *3.2     Amended and Restated By-laws

   10.1     Mortgage from E.S.I. Holdings Limited to Michael
            Nurse

   10.2     Mortgage from E.S.I. Holdings Limited to Sun Life
            Trust Company

   10.3     Loan Agreement from 622291 Ontario Limited to
            Business Development Bank of Canada

   10.4     Lease between Peter Vanderkloet and Edwards
            Arabians Inc.

   10.4.1   Addendum to Lease between Peter Vanderkloet and
            Edwards Arabians Inc.

  *11       Statement re Computation of Per Share Earnings

   21       Subsidiaries of Mercristo Developments, Inc.

   27       Financial Data Schedule

-----------------

 *  Previously filed.

                                      38